中信泰富有限公司

BY COURIER

Exemption No. 82-5232

CITIC PACIFIC

RECEIVED

2007 OCT 23 A 8:24

Date : 22nd October, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07027495

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since September 21, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

dlw 10/23

Alice Tso
Assistant Director -
Company Secretariat

Encl.
AT/ww/LTR-2916

Annexure

CITIC Pacific Limited

List of Information that the Company since September 21, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Circular in connection with Continuing Connected Transaction relating to the Construction of Infrastructure at the Mining Area
   Date : September 24, 2007
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Announcement on Poll Results of Extraordinary General Meeting held on 3 October 2007
   Date : October 3, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Circular on Proposed Spin-off of Dah Chong Hong Holdings Limited and the Preferential Offer
   Date : October 4, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Monthly Return on Movement of Listed Equity Securities
   Date : October 5, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Return of Allotments
   Date : October 9, 2007
   Entity Requiring Item : Hong Kong Companies Registry

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CITIC Pacific Limited, you should at once hand this circular to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CONTINUING CONNECTED TRANSACTION

RELATING TO THE CONSTRUCTION OF INFRASTRUCTURE AT THE MINING AREA

Independent Financial Adviser to the Independent Board Committee and the Shareholders

COMMERZBANK

Commerzbank AG Hong Kong Branch

A letter from the Board is set out on pages 5 to 10 of this circular. A letter of advice from the Independent Financial Adviser (as defined herein) to the Independent Board Committee (as defined herein) and the Shareholders (as defined herein) is set out on pages 13 to 22 of this circular. A letter of the Independent Board Committee is set out on pages 11 to 12 of this circular. Any person who is in doubt about his/her position is recommended to consult his/her professional adviser.

24 September 2007

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"associate" or "connected person"	has the meaning ascribed to it under the Listing Rules
"Balmoral"	Balmoral Iron Pty Ltd., a company incorporated in Australia
"Balmoral Acquisition"	the acquisition by Balmoral Holdings of all the shares in Balmoral pursuant to the takeover agreement dated 31 March 2006 entered into between Mineralogy Pty Ltd., Balmoral Holdings, the Company, Mr. Clive Frederick Palmer and Balmoral
"Balmoral Holdings"	Balmoral Iron Holdings Pty Ltd., a company incorporated in Australia and wholly owned by the Company
"Balmoral Project"	the mining and extraction of magnetite ore from the Mining Area and the processing of that magnetite ore into products through mine and processing facilities or infrastructure to be constructed or installed by Balmoral
"Board"	the board of the Directors
"Business Day"	a day, other than a Saturday, a Sunday, a public holiday and a day on which a tropical cyclone warning no. 8 or above or a "black rainstorm warning signal" is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m., on which licensed banks are open for general banking business in Hong Kong throughout their normal business hours
"Catak"	Catak Enterprises Corp., a company incorporated in the British Virgin Islands and wholly owned by the Company
"CITIC Pacific" or the "Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Disposal pursuant to the Sale and Purchase Agreement

"Contract Sum"	the contract sum for the Works pursuant to the Original General Construction Contract or the Supplemented General Construction Contract (as applicable)
"Directors"	the directors of the Company
"Disposal"	the disposal by Catak of the Sale Interest, pursuant to the terms of the Sale and Purchase Agreement
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	the independent committee of the Board comprising all the independent non-executive Directors, namely Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong established for the purpose of advising the Shareholders in relation to the Supplemented General Construction Contract and the transactions contemplated thereunder
"Independent Financial Adviser" or "Commerzbank"	Commerzbank AG, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance and an authorized financial institution under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO, and appointed as the independent financial adviser to the Independent Board Committee and the Shareholders in relation to the Supplemented General Construction Contract and the transactions contemplated thereunder
"Latest Practicable Date"	17 September 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MCC"	China Metallurgical Group Corp., a company incorporated in the PRC

"Mining Area"	a specified area located under Mining Leases 08/123, 08/124 and 08/125 granted under the Mining Act of Western Australia
"Original General Construction Contract"	the general construction contract dated 24 January 2007 entered into between Sino-Iron and MCC in respect of the engagement of MCC by Sino-Iron for, amongst other things, the design, construction, installation and testing of certain infrastructure at the Mining Area
"PRC"	the People's Republic of China, for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"Projects"	the Sino-Iron Project and the Balmoral Project
"Sale and Purchase Agreement"	the sale and purchase agreement dated 20 August 2007 entered into between Catak and MCC in respect of the Disposal
"Sale Interest"	20% of the ordinary shares in the issued capital of Sino-Iron Holdings and an interest bearing shareholder's loan at the date of Completion together with interest thereon
"SFO"	Securities and Futures Ordinance of Hong Kong
"Share(s)"	share(s) of HK$0.40 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Sino-Iron"	Sino-Iron Pty Ltd., a company incorporated in Australia and wholly owned by the Company
"Sino-Iron Holdings"	Sino-Iron Holdings Pty Ltd, a company incorporated in Australia and the immediate holding company of Sino-Iron
"Sino-Iron Project"	the mining and extraction of magnetite ore from the Mining Area and the processing of that magnetite ore into products through mine and processing facilities or infrastructure to be constructed or installed by Sino-Iron
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Supplemental Agreements"	the supplemental agreement and a side letter both dated 20 August 2007 entered into between Sino-Iron and MCC in respect of the supplemental terms to the Original General Construction Contract and certain construction specifications for the Projects respectively
"Supplemented General Construction Contract"	the Original General Construction Contract, as supplemented by the Supplemental Agreements
"US$"	United States dollars, the lawful currency of the United States
"Works"	the works which MCC are responsible for carrying out at the Mining Area under the Supplemented General Construction Contract, including the procurement of mining equipment, design, construction and installation of primary crushing plant, concentrator, pellet plant, material handling system, camp and other auxiliary infrastructure facilities
"%"	percentage

For illustration purpose, conversion of US$ to HK$ is based on the exchange rate of US$1 = HK$7.8

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

Directors:
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Carl Yung Ming Jie *(Deputy Managing Director)*
Leslie Chang Li Hsien *(Deputy Managing Director)*
Vernon Francis Moore *(Executive Director)*
Li Shilin *(Executive Director)*
Liu Jifu *(Executive Director)*
Chau Chi Yin *(Executive Director)*
Milton Law Ming To *(Executive Director)*
Wang Ande *(Executive Director)*
Willie Chang*
Hamilton Ho Hau Hay**
Alexander Reid Hamilton**
Hansen Loh Chung Hon**
Norman Ho Hau Chong**
André Desmarais*
Chang Zhenming*
Peter Kruyt#

* *Non-executive Director*
** *Independent Non-executive Director*
\# *Alternate Director to André Desmarais*

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

24 September 2007

To the Shareholders,

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTION RELATING TO THE CONSTRUCTION OF INFRASTRUCTURE AT THE MINING AREA

1. INTRODUCTION

References are made to the circular of the Company dated 8 May 2006, in relation to the acquisition of certain mining rights in Western Australia, which constituted a major transaction for the Company, and the announcement of the Company dated 24 January

2007 in relation to the entering into of the Original General Construction Contract with MCC. The acquisition of mining rights was approved by a written shareholders' approval pursuant to Rule 14.44 of the Listing Rules.

Once an additional 1 billion tonnes of magnetite ore are identified by the Company, the Company will be under an obligation to complete the Balmoral Acquisition subject to obtaining the relevant consent from the Treasurer of Australia. Based on preliminary drilling results, subject to final confirmation, the additional 1 billion tonnes of magnetite ore would be available. Following completion of the Balmoral Acquisition, Balmoral will commence mining operations at the Mining Area, which will be carried out concurrently with, the mining operations of the Sino-Iron Project. The development of the Sino-Iron Project and the Balmoral Project will require the construction and installation of similar infrastructure and it would be more cost effective and expedient for the design, construction and installation of such infrastructure to be considered as a whole.

The Company has also been looking for appropriate partners with expertise in mining to participate in the Projects.

In view of the foregoing, the Directors announced on 20 August 2007 that Sino-Iron entered into the Supplemental Agreements with MCC in relation to, amongst other things, the adjustment to the scope of the Works as set out in the Original General Construction Contract and the revision of the Contract Sum to US$1,750 million.

The Directors further announced on 20 August 2007 that Catak, a wholly-owned subsidiary of the Company, and MCC entered into the Sale and Purchase Agreement for the disposal of the Group's 20% interest in Sino-Iron for a consideration equivalent to 20% of all the funds provided to Sino-Iron Holdings by the Group for the development of the Sino-Iron Project up to the date of Completion (including equity share capital and shareholders' loans) together with interest (subject to adjustment based on the completion audit on Sino-Iron Holdings). The Group's shareholding in Sino-Iron will be reduced to 80% as a result of the Disposal.

Upon Completion, MCC will become a substantial shareholder of a subsidiary of the Company and will therefore become a connected person of the Company as defined under Chapter 14A of the Listing Rules. As the Contract Sum is payable in accordance with the progress of the Works and settled on a monthly basis over an estimated period of five years, the Supplemented General Construction Contract and the transactions contemplated thereunder therefore constitute a non-exempt continuing connected transaction for the Company under Rule 14A.35 of the Listing Rules and, together with the relevant annual caps, are subject to reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 48 of the Listing Rules.

The purpose of this circular is to provide you with details on the Supplemented General Construction Contract and the transactions contemplated thereunder, the recommendation of the Independent Board Committee and the advice of Independent Financial Adviser in respect of the Supplemented General Construction Contract and the transactions contemplated thereunder.

2. SUPPLEMENTED GENERAL CONSTRUCTION CONTRACT

The Supplemental Agreements

Date: 20 August 2007

Parties: (1) Sino-Iron
(2) MCC

Subject matter:

The Supplemental Agreements set out the terms upon which the Original General Construction Contract is revised and additional terms in relation to the Works. Certain construction specifications for the Projects, including the installation of self-grinder and ball grinder production lines and pellet produce production lines, are also stipulated therein. Relevant details on the Original General Construction Contract have been disclosed by the Company in its announcement dated 24 January 2007.

Changes to the scope of the Works

Pursuant to the Supplemental Agreements, the terms of the Original General Construction Contract are revised to reflect, amongst other things, changes to the scope of the Works to be performed by MCC in order to satisfy the additional requirements of the Balmoral Project. Accordingly, the Works shall cater for the production capacity of 24,000,000 tonne iron ore concentrate per annum and 6,000,000 tonne pellet per annum, with the capability to expand production capacity to 36,000,000 tonne of products per annum. Such products would comprise of a mixture of iron ore concentrate, pellets and/or other value added products such as hot briquette iron. Ultimately, the products mix shall be determined by Sino-Iron (and, following completion of the Balmoral Acquisition, by Balmoral, respectively) depending on market demand.

Contract Sum

Pursuant to the Original General Construction Contract, the price for the Works to be conducted by MCC under the Contract was estimated to be US$1,106 million, which amount is capped and no increase to the Contract Sum can be made unless otherwise agreed by both parties. Sino-Iron also agreed to pay 1% of the relevant price as Management Fee(s) in consideration of MCC managing relevant third party contractors. As at the date of the Original General Construction Contract, to the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, MCC and its ultimate beneficial owner are third parties independent of the Company and connected persons of the Company. Accordingly, the Original General Construction Contract did not constitute continuing connected transaction for the Company.

Pursuant to the Supplemental Agreements, the Contract Sum is revised to US$1,750 million. The revised Contract Sum has been arrived at after negotiations on an arm's length basis, taking into consideration the experience of MCC, the complexity and the increased scope of the Works, the construction requirement of both the Sino-Iron Project and the Balmoral Project and the terms of the Supplemented General Construction Contract. The revised Contract Sum shall be payable in accordance with the progress of the Works settled on a monthly basis.

The revised Contract Sum forms part of the aggregate estimated capital expenditure of the Sino-Iron Project and the Balmoral Project (being US$1,370 million and US$1,100 million respectively), which has been disclosed in the Company's circular dated 8 May 2006, and has been approved by shareholders of the Company as mentioned above.

3. ANNUAL CAP

The expected time required for the completion of all the Works to be conducted by MCC is approximately five years from the execution of the Supplemented General Construction Contract.

The payment of the Contract Sum depends on the progress of the Works to be completed. As it is anticipated that initial production will commence in 2009, a substantial part of the Works shall be performed in the first three years of the contract term. The estimated annual caps on the Contract Sum payable for the five financial years ending 31 December 2011 are as follows:

Financial year ending	**Annual cap**	
	Percentage of Contract Sum	*US$ (million)*
31 December 2007	30%	525
31 December 2008	40%	700
31 December 2009	40%	700
31 December 2010	25%	437.5
31 December 2011	20%	350

In the event that any of the annual caps set forth above are exceeded, the Company will make a further announcement and will comply with the Listing Rules as and when necessary.

4. REASONS AND BENEFITS FOR ENTERING INTO THE SUPPLEMENTAL AGREEMENTS

Given the development potential of the Balmoral Project, it is essential that it shall have all the geological exploration, mining, processing, transportation, and infrastructure and auxiliary facilities as necessary for producing the products of required quantity and quality. MCC's participation in the Projects will better align the interests of MCC and the Group, and will generate economies of scale and significant operational efficiency and cost-savings.

The Directors are of the view that the Supplemental Agreements are on normal commercial, fair and reasonable terms, and consider that the entering into of the Supplemental Agreements as being in the best interests of the Company and its Shareholders as a whole.

5. IMPLICATIONS UNDER THE LISTING RULES

Upon Completion, MCC will become a substantial shareholder of a subsidiary of the Company and will therefore become a connected person of the Company as defined under Chapter 14A of the Listing Rules. As the Contract Sum is payable in accordance with the progress of the Works and settled on a monthly basis over an estimated period of five years, the Supplemented General Construction Contract and the transactions contemplated thereunder therefore constitute a non-exempt continuing connected transaction for the Company under Rule 14A.35 of the Listing Rules and, together with the relevant annual caps, are subject to reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 48 of the Listing Rules.

MCC has confirmed to the Company that, as at the Latest Practicable Date, neither it nor its associates have any interest in any shares of the Company giving the right to attend and vote at general meetings of the Company. As such, none of the Shareholders of the Company is required to abstain from voting on the Supplemented General Construction Contract.

The Independent Board Committee has been appointed to advise the Shareholders on the terms of the Supplemented General Construction Contract and the transactions contemplated thereunder. Commerzbank has been appointed to advise the Independent Board Committee and the Shareholders in this regard, and also to advise whether it is normal practice for the Supplemented General Construction Contract to have a duration of more than three years.

The following Shareholders gave their written approval of the Supplemented General Construction Contract under Rule 14A.43. Such Shareholders together were beneficially interested in 1,232,706,285 Shares representing approximately 55.79% of the issued share capital of the Company as at 17 August 2007, being the date their written approval was given. The Company made a submission to the Stock Exchange that such Shareholders constitute a "closely allied group of shareholders" within the meaning of Rule 14.45 and the Stock Exchange has granted a waiver to the Company from strict compliance with the requirement to hold a shareholders' meeting to approve the Supplemented General Construction Contract.

Name of beneficial shareholder	No. of ordinary Shares beneficially interested	Percentage of total issued share capital of the Company as at 17 August 2007
CITIC Hong Kong (Holdings) Limited (through its wholly-owned subsidiaries)	635,919,285	28.78%
The Chairman and the Managing Director of the Company having an interest in the shares of the Company	452,381,000	20.48%
Power Corporation of Canada (a substantial shareholder of the Company as defined under the SFO and in which a non-executive director of the Company acts as the President)	144,406,000	6.53%
TOTAL	1,232,706,285	55.79%

6. RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee set out in this circular which contains its recommendation to the Shareholders in relation to the Supplemented General Construction Contract and the transactions contemplated therein.

Your attention is also drawn to the letter from the Independent Financial Adviser, for incorporation into the circular, which contains its advice to the Independent Board Committee and the Shareholders as regards the Supplemented General Construction Contract and the transactions contemplated therein and the principal factors and reasons considered by it in arriving thereat.

Having taken into account the advice of Commerzbank, the Independent Board Committee considers the terms of the Supplemented General Construction Contract and the transactions contemplated therein and the relevant annual cap for each of the five financial years ending 31 December 2011 are fair and reasonable so far as the Shareholders are concerned and in the interests of the Company and its Shareholders as a whole.

Yours faithfully,
By Order of the Board
CITIC Pacific Limited
Larry Yung Chi Kin
Chairman

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

24 September 2007

To the Shareholders

Dear Sir or Madam

CONTINUING CONNECTED TRANSACTION

We refer to the Letter from the Board set out in the circular dated 24 September 2007 (the "Circular") of which this letter forms part. Capitalised terms defined in the Circular shall have the same meaning when used herein unless the context otherwise requires.

We have been appointed as the Independent Board Committee to consider the Supplemented General Construction Contract and the transactions contemplated thereunder and to advise the Shareholders as to the fairness and reasonableness of the Supplemented General Construction Contract and the transactions contemplated thereunder and to recommend whether or not the Shareholders should approve the Supplemented General Construction Contract and the transactions contemplated thereunder. Commerzbank has been appointed to advise the Independent Board Committee and the Shareholders in relation to the terms of the Supplemented General Construction Contract and the transactions contemplated thereunder.

RECOMMENDATION

We wish to draw your attention to the Letter from the Board and the letter from Commerzbank to the Independent Board Committee and the Shareholders which contains its advice to us in relation to the Supplemented General Construction Contract and the transactions contemplated thereunder as set out in the Circular.

Having taken into account principal factors and reasons considered by and the opinion of Commerzbank as stated in its letter of advice, we consider the terms of the Supplemented General Construction Contract and the transactions contemplated thereunder to be fair and reasonable so far as the interests of the Shareholders are concerned and to be in the interests of the Company and the Shareholders as a whole. We therefore recommend the Shareholders to support the entering into of the Supplemented General Construction Contract and the transactions contemplated thereunder.

Yours faithfully
Independent Board Committee of
CITIC PACIFIC LIMITED
Hamilton Ho Hau Hay
Alexander Reid Hamilton
Hansen Loh Chung Hon
Norman Ho Hau Chong
Independent Non-executive Directors

德 國 商 業 銀 行 COMMERZBANK
(Public Limited Company Incorporated in the Federal Republic of Germany)
HONG KONG BRANCH
G.P.O. BOX 11378
HONG KONG
21/F, The Hong Kong Club Building
3A Chater Road, Central
telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

24 September 2007

To: the Independent Board Committee and
the Shareholders of CITIC Pacific Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTION RELATING TO THE CONSTRUCTION OF INFRASTRUCTURE AT THE MINING AREA

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Shareholders in relation to the entering into of the Supplemented General Construction Contract between Sino-Iron, a wholly-owned subsidiary of the Company incorporated in Australia, with MCC. Details of the Supplemented General Construction Contract, including the Supplemental Agreements, are set out in the section headed "Letter from the Board" as contained in the circular dated 24 September 2007 (the "Circular"), of which this letter forms a part. Unless otherwise defined herein, capitalised terms used in this letter shall have the same meaning as those defined in the Circular.

On 31 March 2006, the Company entered into agreements whereby the Company has obtained the mining rights (the "Mining Rights") of potentially 6 billion tonnes of magnetite ore in the Mining Area through the (i) acquisition of the entire share capital of Sino-Iron (the "Sino-Iron Acquisition") and Balmoral (the "Balmoral Acquisition"), and (ii) the obtaining of the options to acquire the right to extract up to 4 billion additional tonnes of magnetite ore. The Mining Area is located in western region of Pilbara, Western Australia, which is near the mouth of the Fortescue River. In order to carry out the design, construction, installation and testing of the infrastructure at the Mining Area after acquisition of the Mining Rights, the Group, on 24 January 2007, entered into the Original General Construction Contract with MCC, pursuant to which, MCC will be responsible for the procurement of mining equipment, design, construction and installation of primary crushing plant, concentrator, pellet plant, material handling system, camp and other auxiliary infrastructure facilities at an amount not exceeding approximately US$1,106 million (equivalent to approximately HK$8,630 million). As stated in the section headed "Letter from the Board" in the Circular, as soon as an additional 1 billion tonnes of magnetite ore are identified by the Company, the Company will be under an obligation to complete the Balmoral Acquisition subject to obtaining the relevant consent from the Treasurer of Australia. Based on preliminary drilling results, subject to final confirmation, the additional 1 billion tonnes of magnetite ore would be available. Following completion

of the Balmoral Acquisition, Balmoral will commence the mining operations in the Mining Area concurrently with the Sino-Iron Project. In view of the concurrent mining operations of both the Sino-Iron Project and the Balmoral Project, on 20 August 2007, Sino-Iron entered into the Supplemental Agreements with MCC to revise the scope of the Works for inclusion of additional requirements for the Balmoral Project.

On 20 August 2007, Catak, a wholly-owned subsidiary of the Company, also entered into the Sale and Purchase Agreement with MCC, pursuant to which, the Group has agreed to sell and MCC has agreed to acquire the Group's 20% equity interest in Sino-Iron. As a result, MCC will become a substantial shareholder of Sino-Iron and become a connected person of the Company under the definition of Chapter 14A of the Listing Rules. The transactions contemplated under the Supplemented General Construction Contract will constitute a non-exempt continuing connected transaction for the Company under Chapter 14A of the Listing Rules and is subject to approval of the independent Shareholders. MCC has confirmed to the Company that neither it nor its associates have any interest in the Shares. Accordingly, no Shareholder is required to abstain from voting on the Supplemented General Construction Contract and the transactions contemplated therein.

The Board currently comprises 18 Directors, with Messrs. Larry Yung Chi Kin, Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande as the executive Directors; Messrs. Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (an alternate Director to Mr. André Desmarais) as the non-executive Directors, and Messrs. Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong as the independent non-executive Directors. Pursuant to Rule 13.39(6) of the Listing Rules, an Independent Board Committee comprising all of the non-executive Directors has been formed for the purpose of making recommendation to the Shareholders as to (i) whether the terms of the Supplemented General Construction Contract, including, among other things, the duration and the annual caps (the "Annual Caps") in relation to the Supplemented General Construction Contract are of normal practice and on normal commercial terms and are fair and reasonable and (ii) whether the entering into of the Supplemented General Construction Contract by the Company is in the interest of the Company and the Shareholders as a whole. We, Commerzbank, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Shareholders in such regard.

In formulating our advice, we have relied on the information and facts supplied to us by the Company. We have assumed that all information, opinion and representations contained or referred to in the Circular are true, complete and accurate and we have relied on the same. We have also relied on the representations of the Company that having made all due enquiries and careful considerations, and to the best of its knowledge and belief, there are no other facts or representations, the omission of which would make any statement contained in the Circular, including this letter, misleading. We have also assumed that all information, statements and representations made or referred to in the Circular, which have been provided to us by the Company, and for which they are wholly responsible, are true, complete and accurate as at the Latest Practicable Date.

We consider that we have (i) taken reasonable steps as required under Rule 13.80 of the Listing Rules in obtaining all necessary information from the Company and (ii) reviewed sufficient information to enable us to reach an informed view regarding the Supplemented General Construction Contract and the terms and the transactions contemplated thereunder and to provide us with a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances which would render the information and representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by the Company, nor have we conducted any independent in-depth investigation into the business and affairs of the Group.

PRINCIPAL FACTORS CONSIDERED

In formulating our opinion in relation to the transactions contemplated under the Supplemented General Construction Contract and giving our independent financial advice to the Independent Board Committee and the Shareholders, we have taken into account the following principal factors and reasons:

1. Background of the Supplemented General Construction Contract

According to the Company's circular dated 8 May 2006 (the "May Circular"), the Company, in March 2006, entered into agreements, whereby the Company has obtained the Mining Rights of potentially 6 billion tonnes of magnetite ore over the Mining Area through (i) the Sino-Iron Acquisition and the Balmoral Acquisition, and (ii) the obtaining of the option to acquire the right to extract up to 4 billion additional tonnes of magnetite ore in the Mining Area. The Mining Area is located in western Pilbara region, Western Australia, which is near the mouth of the Fortescue River. Further details of the Mining Rights, the Sino-Iron Acquisition, the Balmoral Acquisition and the said option are contained in the May Circular.

As disclosed in the announcement made by the Company on 24 January 2007 (the "Original General Construction Announcement"), following the acquisition of the Mining Rights, the Company had been in the process of identifying appropriate professional companies for contracting out the design, construction, installation and testing of the infrastructure at the Mining Area for the Sino-Iron Project. On 24 January 2007, Sino-Iron entered into the Original General Construction Contract with MCC, pursuant to which MCC shall be responsible for the procurement of mining equipment, design, construction and installation of primary crushing plant, concentrator, pellet plant, material handling system, camp and other auxiliary infrastructure facilities (collectively the "Works") at an amount not exceeding approximately US$1,106 million. In addition, Sino-Iron also agreed to pay 1% of the relevant price as management fee (the "Management Fee") in consideration of MCC's management of relevant third party contractors for the works not to be conducted by MCC.

Under the Balmoral Acquisition, the Company is obliged to complete the Balmoral Acquisition (subject to the relevant consent from the Treasurer of Australia) when 1 billion additional tonnes of magnetite ore are identified by the Group. As stated in the section headed "Letter from the Board" in the Circular, based on the preliminary drilling result, subject to final confirmation, the additional 1 billion tonnes of magnetite ore would be available in the Mining Area. Following completion of the Balmoral Acquisition, Balmoral will commence mining operations at the Mining Area concurrently with the Sino-Iron Project. Given the fact that it is essential for the Balmoral Project to have all the geological exploration, mining, processing, transportation and infrastructure and auxiliary facilities as necessary for producing the products of required quantity and quality, the Group entered into the Supplemental Agreements to supplement the Original General Construction Contract to include the additional work relating to the Balmoral Project and revise the Contract Sum (the "Revised Contract Sum") payable to MCC.

2. Terms of the Supplemental Agreements

As disclosed in the Circular, the purpose of the Supplemental Agreements is to revise the Original General Construction Contract to include additional terms in relation to the Works and to stipulate certain construction specifications for the Projects, including the installation of self-grinder and ball grinder production lines and pellet produce production lines. Set out below is a summary of the changes in the terms contained in the Supplemented General Construction Contract as extracted from the Circular:

(i) Scope of the Works

Pursuant to the Supplemental Agreements, the terms of the Original General Construction Contract are revised to reflect, amongst other things, changes to the scope of the Works in order to satisfy the additional requirements of the Balmoral Project. Accordingly, the Work shall cater for the production capacity of 24,000,000 tonne iron ore concentrate per annum and 6,000,000 tonne pellet annum, with the capability to expand production capacity to 36,000,000 tonne of products per annum, comprising a mixture of iron ore concentrate, pellets and/or other value added products such as hot briquette iron.

(ii) Contract Sum

Pursuant to the Supplemental Agreements, the consideration for the Works was revised from an amount not exceeding approximately US$1,106 million (equivalent to approximately HK$8,630 million) to US$1,750 million (equivalent to approximately HK$13,655 million). Under both the Original General Construction Contract and the Supplemental Agreements, such Contract Sum is capped and no increase to the Contract Sum can be made unless otherwise agreed by both parties to the Original General Construction Contract and the Supplemental Agreements. In addition, Sino-Iron also agreed to pay the Management Fee(s).

3. Reasons and benefits for entering into the Supplemental Agreements

As stated in the Original General Construction Contract Announcement, MCC is an international construction company which has undertaken similar construction works for large scale iron ore projects in various countries including the PRC, Federative Republic of Brazil, Islamic Republic Iran and Bolivarian Republic of Venezuela. The Directors are of the view that MCC has the ability to (i) undertake, complete and manage the Works up to world-class standards in terms of construction and safety standards and (ii) comply with the relevant legal and technical requirements in Australia and the applicable industry standards for similar types of construction works in Australia. We are also advised by the Directors that the mining operations of the Balmoral Project will be carried out concurrently with the Sino-Iron Project at the Mining Area and the Sino-Iron Project and the Balmoral Project have the same geological conditions and the development of the two projects will require construction and installation of similar infrastructure, resulting in similar mining methods, processing, transportation, infrastructure and auxiliary facilities to be used in both projects. Given the above, together with the synergies to be achieved from carrying out the relevant construction work for both the Sino-Iron Project and the Balmoral Project as a whole, including, but not limited to, the reduction in time and management cost, we are of the view that engaging MCC to extend the relevant construction work under the Original General Construction Contract to the Works will be likely to achieve significant economies of scale and operational efficiency for the Works, which is in the interest of the Company and the Shareholders as a whole.

4. Revised Contract Sum

Pursuant to the Supplemental Agreements, the Revised Contract Sum of up to US$1,750 million represented an increase of approximately 58% from the Contract Sum of up to approximately US$1,160 million. The Directors have confirmed that the Revised Contract Sum is determined with reference to, among other things, the changes to the scope and the additional construction requirement as a result of the inclusion of the Balmoral Project, including, among other things, the addition of the equipment, engineering services and the related infrastructure facilities for purposes of expanding the production capacity from 12,000,000 tonnes of products per annum as specified under the Original General Construction Contract to 24,000,000 tonnes of products per annum, with the capability expandable to a production capacity of 36,000,000 tonnes of products per annum. The Directors have confirmed that the Revised Contract Sum and the Management Fee were arrived at after arm's length commercial negotiation with MCC and the difference between the Contract Sum and the Revised Contract Sum is calculated with reference to the price agreed under Original General Construction Contract for the Works in relation to the Sino-Iron Project, the increase in production scale of the projects and the expanded scope of the Works in relation to the Balmoral Project.

According to the Supplemented General Construction Contract, the Revised Contract Sum is divided into six sections, namely mining section (including crushing plant), concentrator section, pellet plant section, materials handling section, camp section and infrastructure and services section. The Supplemental Agreements have specified the contract sum for each section and the related designs, materials and components to be used, the type of services and facilities to be supplied by MCC, construction standards and specifications have also been clearly formulated for each section pursuant to the specification of the Works. We have reviewed each section of the Supplemental Agreements and discussed with the Directors about the corresponding scope of work pertaining to each section. We noted that each section of work (including the materials to be used for the construction, their corresponding price quotation and other relevant quotations for services or facilities supplies etc.) in the Supplemental Agreements were arrived at after due and careful negotiations between the Directors and the management of MCC. We also evaluate the scope of work to be performed by MCC and noted that the increase in Contract Sum is fully due to the expansion of work to cover the mining equipment and related infrastructure facilities for both of the Sino-Iron Project and the Balmoral Project concurrently. We understand from the Company that the construction work and services included in the Supplemented General Construction Contract are common and normal construction works and services available to all construction and engineering companies in the mining industry. We also understand that the price breakdown and the related specifications and standards of the Works are arrived at after due negotiations with the management of MCC and after careful evaluation by the management of the Group on the experience of MCC, the complexity and the increase scope of the Works. MCC, at present, has not entered into similar construction contracts in Australia and the Supplemented General Construction Contract is the first engineering project of MCC in Australia. With a view to maintaining the long-term strategic relationship with the Company over the Mining Rights in Australia, it is stipulated in the Supplemented General Construction Contract that, in the event that MCC has undertaken any similar construction assignments with other companies in Australia with more preferential terms, the existing terms in the Supplemented General Construction Contracts will be adjusted to align with such preferential terms offered to other parties. We consider such term is beneficial to the Company and the Shareholders.

Based on the above analysis, we consider that the Revised Contract Sum is fair and reasonable and is in the interest of the Company and the Shareholders as a whole.

5. Duration of the Works

We note that it will take approximately five years for MCC to complete all the Works, which would exceed the three-year term as set out in Rule 14A.35 of the Listing Rules.

The duration for establishing the relevant infrastructure involved in mining operations such as construction of the processing plant, transportation facilities and other auxiliary facilities will largely depend on the geological complexity, environmental conditions, the scale of the mining operations and the mining methods adopted (such as open-pit and underground). The Directors have advised that for the Mining Area with 6 billion tonnes of magnetite ore, it is necessary to have infrastructure such as the crushing plant, concentrator, pellet plant and material handling system as well as the relevant transportation system, caps and other auxiliary infrastructure facilities to cater for such scale of mining operations. We have also discussed with the management of MCC and understood that the duration of their engineering projects normally depend on the type and size of the mineral ores in the mining areas, the size of construction or facilities to be installed and any specific requirements from the clients. We have been provided by MCC the engineering contracts for other similar mining projects including an iron ore construction project in the PRC with an annual production capacity of 4,500,000 tonnes of product and an copper mine project in Islamic Republic of Pakistan with an annual production capacity of 17,000,000 tonnes of product and noted that the time required to complete each of the said contracts is approximately 4 years even though their respective underlying production capacities are much less than the size of 24,000,000 tonnes of products per annum pursuant to the Supplemental Agreements. Both these two projects were entered into between MCC and other independent third parties not connected with MCC. Given the project capacity of the Supplemental Agreements is of such large scale, the management of MCC considers it necessary to have a term of five years in order to complete the construction terms stipulated in the Supplemental Agreements. In addition, the management of MCC have further confirmed that based on their experience and market knowledge in the engineering industry for mining projects, it is common and in normal business term for mining projects with designed production capacity larger than those of the two above-mentioned projects conducted by MCC to have a contract term of more than three years.

We have also reviewed the annual reports of a total of five companies listed in Hong Kong and Australia which are engaged in mining business and examined whether a term of five years for such large scale engineering project is common to the said listed companies. We noted that although such companies may have subcontracted the engineering projects to outside parties for their mining projects, their respective types, terms and scales of services are significantly different from one another. For instance, Yanzhou Coal Mining Company Limited, a company listed on the Main Board of the Stock Exchange, subcontracted the provision of utilities, supply of materials and equipment and motor vehicle transportation to its parent company with a contract term of 10 years; BHP Billiton Limited, a global

resources company listed in Australia, has a number of development projects for different mining operations and the estimated period of development for such projects varies from 3 to 5 years. Based on our findings, we consider that the contract terms for engineering projects are specific to individual companies and the length of such projects depends largely on a number of factors including, but not limited to, the types and scale of facilities to be installed, the types of minerals to be extracted and, the geological and climatic conditions of these projects.

Based on the above and taking the following into consideration:

(i) the delivery schedule of the Works agreed between MCC and Sino-Iron under the Supplemental Agreements;

(ii) time required for the commissioning after the installation of the equipment and the warranty period of the Works;

(iii) the Supplemented General Construction Contract is an extension of the Original General Construction Contracts to include the additional requirements for the Balmoral Project;

(iv) the completion schedule of construction projects of this nature is subject to a number of unpredictable factors such as weather and geological conditions; and

(v) the construction period incurred by MCC for other similar mining projects

we consider that the duration of the Supplemented General Construction Contract of five years is reasonable and confirm that it is a normal business practice for contracts of this type to be of such duration.

6. Annual Caps of the Revised Contract Sum payable

The Annual Caps represent the amount payable by Sino-Iron to MCC which mainly comprises (i) the Revised Contract Sum to be payable in accordance with the progress of the Works over a period of approximately five years (the expected time required for the completion of all the Works) and will be settled on a monthly basis and (ii) the Management Fee.

As set out in the "Letter from the Board", the estimated Annual Caps for each of the five years ending 31 December 2011 are as follows:

	Financial year ending 31 December				
	2007	2008	2009	2010	2011
Expected percentage of completion of the Works	20%	30%	30%	15%	5%
Annual Caps amount (US$ million)	525	700	700	437.5	350
Percentage of Revised Contract Sum	30%	40%	40%	25%	20%

In assessing the reasonableness of the Annual Caps, we have discussed with the Directors the bases and assumptions underlying the projection of the Annual Caps. The Company advises that the Annual Caps are set with reference to (i) the expected percentage of completion of the Works; (ii) the nature of the infrastructure to be constructed by MCC; and (iii) the potential changes in the level of the Works completed by MCC.

It is anticipated by the Company that the initial production of the Mining Area will commence in 2009 and a substantial part of the Works will be performed in the first three years. We have noted that the payment of the Revised Contract Sum is based on the percentage of the Works completed by MCC; therefore, we consider that it is reasonable for the Company to determine the above respective Annual Caps.

We noted that the aggregate amount of the Annual Caps is larger than the Revised Contract Sum. The Directors have confirmed that such buffer is necessary in order to accommodate any changes in the progress of the Works to be performed by MCC during the construction period due to unforeseen circumstances. We concur with the Directors' view that the Annual Caps are reasonable and are in the interest of the Company and the Shareholders as a whole.

CONCLUSION

Having considered the above principal factors and reasons, and given that:

(i) the engagement of a construction company to undertake the design, construction of production/processing plant, equipment, the related infrastructure and auxiliary facilities is a common and normal practice in the mining industry;

(ii) MCC having the necessary expertise and efficiency to execute the Works for both the Sino-Iron Project and the Balmoral Project in a cost effective manner which is beneficial to the Group's interests in these two projects;

(iii) the Supplemented General Construction Contract, the terms and the transactions contemplated thereunder (including the Annual Caps) having been entered into on terms no less favourable to the Company than those MCC would offer to other independent third parties;

(iv) the Annual Caps having been arrived at after due and careful consideration by the Directors; and

(v) the duration of the Supplemented General Construction Contract of over three years being of normal practice for sizable engineering projects similar to the Sino-Iron Project or Balmoral Project,

we are of the view that the terms of the Supplemented General Construction Contract, including the Supplemental Agreements and the transactions contemplated thereunder (including the revised Contract Sum, the Annual Caps and the duration) are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Kenneth Chan
Head of Corporate Finance – Asia Pacific

Andrew Yu
Corporate Finance – Asia Pacific

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors and chief executive in securities

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of CITIC Pacific in the shares, underlying shares and debentures of CITIC Pacific and its associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to CITIC Pacific and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register maintained by CITIC Pacific referred to therein; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(i) Interests in Shares:

Name of Director	Number of Shares Personal interests unless otherwise stated	Percentage to the issued share capital (%)
Larry Yung Chi Kin	406,381,000 *(Note 1)*	18.374
Henry Fan Hung Ling	48,000,000 *(Note 2)*	2.170
Peter Lee Chung Hing	1,500,000	0.068
Carl Yung Ming Jie	300,000	0.014
Leslie Chang Li Hsien	480,000	0.022
Vernon Francis Moore	4,200,000 *(Note 3)*	0.190
Li Shilin	300,000	0.014
Liu Jifu	840,000	0.038
Chau Chi Yin	536,000	0.024
Milton Law Ming To	253,000	0.011
Wang Ande	110,000	0.005
Hansen Loh Chung Hon	1,550,000 *(Note 4)*	0.070
André Desmarais	5,075,000 *(Note 5)*	0.229
Peter Kruyt *(alternate director to Mr André Desmarais)*	34,100	0.002

Name of Director	Date of Grant	Exercise price per share HK$	Exercisable Period	Underlying Shares pursuant to the share options	Percentage of issued shares as at the Latest Practicable Date (%)
Milton Law Ming To	01.11.2004	19.9	01.11.2004 - 31.10.2009	500,000	
	20.06.2006	22.1	20.06.2006 - 19.06.2011	800,000	
				1,300,000	0.059
Wang Ande	01.11.2004	19.9	01.11.2004 - 31.10.2009	140,000	
	20.06.2006	22.1	20.06.2006 - 19.06.2011	500,000	
				640,000	0.029

Note: These share options were granted by CITIC Hong Kong (Holdings) Limited ("CITIC HK"), a substantial shareholder of the Company.

(iii) *Interests in shares of CITIC 1616 Holdings Limited:*

Name of Director	Number of Shares Personal interests unless otherwise stated	Percentage to the issued share capital (%)
Vernon Francis Moore	200,000 *(Note)*	0.011
Chau Chi Yin	26,750	0.001

Note: Trust interest

(iv) *Interests in share options granted by CITIC Capital Holdings Limited:*

Name of Director	Date of Grant	Exercise price per share HK$	Exercisable Period	Underlying Shares pursuant to the share options	Percentage of issued shares as at the Latest Practicable Date (%)
Peter Lee	02.03.2005	66.54	02.03.2007 - 01.03.2010	15,000	
Chung Hing	04.04.2006	70.97	04.04.2008 - 03.04.2011	10,000	
				25,000	0.089
Leslie Chang	02.03.2005	66.54	02.03.2007 - 01.03.2010	15,000	
Li Hsien	04.04.2006	70.97	04.04.2008 - 03.04.2011	10,000	
				25,000	0.089
Vernon Francis	02.03.2005	66.54	02.03.2007 - 01.03.2010	15,000	
Moore	04.04.2006	70.97	04.04.2008 - 03.04.2011	10,000	
				25,000	0.089

Save as disclosed above, as at the Latest Practicable Date, none of the Directors nor chief executive of CITIC Pacific were interested, or were deemed to have interests or short positions in the shares, underlying shares and debentures of CITIC Pacific or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to CITIC Pacific and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register maintained by CITIC Pacific referred to therein; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to CITIC Pacific and the Stock Exchange.

3. DISCLOSURE OF INTERESTS BY SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, the following persons (not being Directors or chief executive of CITIC Pacific) had, or were deemed to have, interests or short positions in the shares and underlying shares of CITIC Pacific which would fall to be disclosed to CITIC Pacific under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

(i) Interest in Shares:

Name	Number of Shares of the Company	Percentage to the issued share capital *(%)*
CITIC Group	635,919,285	28.752
CITIC HK	635,919,285	28.752
Heedon Corporation	496,386,285	22.443
Honpville Corporation	310,988,221	14.061
Power Corporation of Canada	132,813,000	6.005
Gelco Enterprises Ltd.	132,813,000	6.005
Nordex Inc.	132,813,000	6.005
Paul G. Desmarais	132,813,000	6.005

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

Name of Subsidiary Companies of CITIC HK	Number of Shares of the Company	Percentage to the issued share capital (%)
Affluence Limited	46,089,000	2.084
Winton Corp.	30,718,000	1.389
Westminster Investment Inc.	101,960,000	4.610
Jetway Corp.	20,462,000	0.925
Cordia Corporation	32,258,064	1.458
Honpville Corporation	310,988,221	14.061
Hainsworth Limited	83,444,000	3.773
Southpoint Enterprises Inc.	10,000,000	0.452
Raymondford Company Limited	2,823,000	0.128

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited, Southpoint Enterprises Inc. and Raymondford Company Limited holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Affluence Limited is the direct holding company of Man Yick Corporation which is the direct holding company of Raymondford Company Limited. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Affluence Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Man Yick Corporation in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Power Corporation of Canada is a company 54.18% controlled by Gelco Enterprises Ltd. which in turn is 94.95% controlled by Nordex Inc. and the remainder by Mr. Paul G. Desmarais. Nordex Inc. in turn is 68% controlled directly by Mr. Paul G. Desmarais and indirectly as to 32% by the latter. Thus, the aforesaid interests of Power Corporation of Canada, Gelco Enterprises Ltd., Nordex Inc. and Mr. Paul G. Desmarais in the Company duplicate each other.

(ii) Short position in the Shares:

Name	Number of Shares of the Company	Percentage to the issued share capital (%)
CITIC Group	100,000,000	4.521
CITIC HK	100,000,000	4.521

These are in respect of options granted by CITIC HK, a substantial shareholder of the Company (within the meaning of the Listing Rules), to Mr. Larry Yung Chi Kin.

(iii) Substantial shareholding in other members of the Group:

As at the Latest Practicable Date, save as disclosed herein, so far as was known to any Director or chief executive of the Company, no person (other than a Director or chief executive of the Company or their respective associates or a member of the Group) was, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of member of the Group	Name of shareholder	Percentage of issued shares as at the Latest Practicable Date (%)
Adwood Company Limited	Silverstone Assets Limited	30
New Hong Kong Tunnel Company Limited	Kumagai International Limited	13.875
Dah Chong Hong-Dragonair Airport GSE Service Limited	Hong Kong Dragon Airlines Limited	30
CITIC Interlocal Pte. Ltd.	Kauri Wood Pte. Ltd.	30
DAS Nordisk Limited	Nordisk Asia Pacific Pte. Ltd.	30
DAS Aviation Support Limited	Hong Kong Dragon Airlines Limited	30
Bright Billion Limited	Jungle Investment Limited	10
Alixon Co. Ltd.	RFC Management Limited	10
Dah Chong Hong Macau Consulting Company Limited	CBA Investments Company Limited	35
Dah Chong Hong Macau General Supply Company Limited	CBA Investments Company Limited	35

Name of member of the Group	Name of shareholder	Percentage of issued shares as at the Latest Practicable Date (%)
Dah Chong Hong Macau Total Supply Chain Management Company Limited	CBA Investments Company Limited	35
Dah Chong Hong Macau Food Supply Company Limited	CBA Investments Company Limited	35
Dah Chong Hong Macau Logistics Warehouse Company Limited	CBA Investments Company Limited	35
DCH Supply Chain Management Company Limited	Excel Epoch International Limited	20
Mainstream Holdings Limited	IBP Caribbean Inc.	34.91
Regal Heights Limited	Perdue Farms Incorporated	40
Hang Shun Fat Company, Limited	Honorway Investments Limited	11.8
	Wideland Investors Limited	11.8
	Mr. Leung Kau Kui, deceased	11.8
Wah Luen Fung Company, Limited	Marvel Sweet Management Ltd.	15
	Wideland Investors Limited	15
Asia Pacific Internet Exchange Limited	HKIX Hong Kong Ltd.	25
Ko Lok Investment Company, Limited	Marvel Sweet Management Ltd.	40
Goldenburg Properties Limited	Gorich Traders Limited	30
Winway Investments Holdings Corp.	Rising Sun Investments Holdings Ltd.	38
Silver Wings Enterprises Inc.	Sumitomo Metals (Kokura), Ltd.	25

Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings (#)	Name of shareholder	Percentage of registered capital as at the Latest Practicable Date (%)
無錫太湖景發展有限公司 (Wuxi Taihu Jing Development Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30
無錫太湖苑置業有限公司 (Wuxi Taihu Yuan Property Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30
無錫太湖美生態環保有限公司 (Wuxi Taihu Mei Environmental Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30

Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings (#)	Name of shareholder	Percentage of registered capital as at the Latest Practicable Date (%)
Jiangsu CP Xingcheng Special Steel Co., Ltd.	Jiangyin Steel Mill	10.60
	Bright Trinity Enterprises Ltd.	11.62
Jiangyin Xingcheng Steel Products Co., Ltd.	Jiangyin Steel Mill	11.70
Jiangyin Xingcheng Storage and Transportation Co., Ltd.	Jiangyin Steel Mill	11.70
Wuxi Xingcheng Steel Products Co., Ltd.	Jiangyin Steel Mill	11.70
Kunming Dah Chong Motor Service Co., Ltd.	雲南客車廠 (Yunnan Coach Factory)	30
Guangdong Dah Chong Foodstuffs Co., Ltd.	廣東國際貿易旅游公司 (Guangdong International Trade Travel Service Co.)	30
Shanghai DCH Jiangnanfeng Co., Ltd.	上海市農業投資總公司 (Shanghai Agriculture Investment Holding Co., Ltd.)	12.67
	上海浦東滙侖實業總公司 (Shanghai Pudong Huilun Enterprise Holding Co., Ltd.)	10.56
Shenzhen Zhongliangdachang Foodstuffs Co., Ltd.)	中糧集團(深圳)有限公司 (COFCO (Shenzhen) Co., Ltd.)	30
中信泰富萬寧(聯合)開發有限公司 (CITIC Pacific Wanning United Development Company Limited)	萬寧市土地開發整理儲備中心 (Wanning Municipality Land Reserve Bureau)	20
江陰興澄置業有限公司 (Jiangyin Xingcheng Properties Co., Ltd.)	中聯投資有限公司 (Sino Explorer Investments Limited)	30
江門市合禮汽車銷售服務有限公司 (Jiangmen Heli Motors Sale and Service Limited)	江門市華天實業投資有限公司 (Jiangmen Huatian Investment Limited)	10
雲南聯迪汽車服務有限公司 (Yunnan Liandi Motors Service Limited)	雲南中凱集團有限公司 (Yunnan Zhongkai Holdings Limited)	20

Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings (#)	Name of shareholder	Percentage of registered capital as at the Latest Practicable Date (%)
雲南寶泰隆汽車服務有限公司 (Yunnan Bao Tailong Motors Service Limited)	雲南中凱集團有限公司 (Yunnan Zhongkai Holdings Limited)	20
江門市怡誠汽車銷售服務有限公司 (Jiangmen Yicheng Motors Sale and Service Limited)	譚德華先生 (Mr. Tan Dehua)	20
湛江市合榮汽車銷售服務有限公司 (Zhanjiang Herong Motors Sale and Service Limited)	江門市華天實業投資有限公司 (Jiangmen Huatian Investment Limited)	20
昆明合澤企業管理有限公司 (Kunming Heze Corporate Management Limited)	雲南中凱集團有限公司 (Yunnan Zhongkai Holdings Limited)	20
上海網富電子商貿有限公司 (Shanghai Wangfu Electrical Trading Limited)	中國國際經濟諮詢公司 (China International Economics Consulting Company)	10
廣州合駿汽車貿易有限公司 (Guangzhou Hejun Motors Trading Limited)	李勵先生 (Mr. Li Li)	10
廣州眾協汽車貿易有限公司 (Guangzhou Zhongxie Motors Trading Limited)	廣州市駿悦投資管理有限公司 (Guangzhou Junyue Investment Management Limited)	20
昆明合達汽車銷售服務有限公司 (Kunming Heda Motors Sale and Service Limited)	廣州市駿悦投資管理有限公司 (Guangzhou Junyue Investment Management Limited)	20

\# *Although the information relating to these joint venture companies have been set out under this section, such joint venture companies established in the PRC under the relevant laws thereof have a different capital structure from, and do not have the same concept of shareholders general meetings as, subsidiaries of the Company established in other jurisdictions.*

4. MATERIAL ADVERSE CHANGE

Save as disclosed in this circular, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006, the date to which the latest published audited accounts of the Company were made up.

5. EXPERTS

(a) The qualification of the expert who has provided its advice which is contained in this circular is set out as follows:

Name	Qualification
Commerzbank	(acting through its Hong Kong branch) a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and an authorized financial institution under the SFO to carry out type 1 (dealing in securities), 4 (advising on securities), and 6 (advising on corporate finance) regulated activities as set out in Schedule 5 of the SFO

(b) Commerzbank has confirmed that it has no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(c) Commerzbank has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or report (as the case may be) and references to its name in the form and context in which it appears.

(d) The letter from Commerzbank is given as of 24 September 2007 for incorporation herein.

6. SERVICE CONTRACTS

There is no existing or proposed service contracts between any of the Directors and any member of the Group, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

7. COMPETING INTEREST

In so far as the Directors are aware, none of the Directors or their respective associates has any interest in a business which competes or is likely to compete with the business of the Group.

8. INTERESTS IN ASSETS AND CONTRACTS

As at the Latest Practicable Date, none of the Directors nor their respective associates had any direct or indirect interests in any assets which have been acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by, or leased to, the Company or any of its subsidiaries since 31 December 2006, being the date to which the latest published audited consolidated financial statements of the Company were made up.

There is no contract or arrangement subsisting at the Latest Practicable Date in which any of the Directors is materially interested and which is significant in relation to the business of the Group.

9. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or claim of material importance and, so far as the Directors were aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

10. GENERAL

(a) The secretary of the Company is Ms. Stella Chan Chui Sheung, ACIS, MA and the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Mr. Leslie Chang Li Hsien, HKICPA, AICPA, NYSSCPA.

(b) The registered office of the Company is at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(c) The share registrars of the Company is Tricor Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection on any weekday (Saturdays and Sundays excepted) during business hours at the registered office of the Company at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong from the date of this circular up to and including 12 October 2007:

(a) the memorandum and articles of association of the Company;

(b) the audited accounts of the Company for each of the two years ended 31 December 2006;

(c) the "Letter from the Independent Board Committee" as set out in this circular;

(d) the "Letter from the Independent Financial Adviser" as set out in this circular;

(e) the Supplemental Agreements;

(f) the Original General Construction Contract;

(g) the Sale and Purchase Agreement; and

(h) this circular.

9. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無牽涉任何重大訴訟或索償，且就董事所知悉，本公司或其任何附屬公司亦無任何尚未了結或蒙受威脅的重大訴訟或索償。

10. 一般事項

(a) 本公司秘書為陳翠嫦女士，ACIS、MA，而本公司根據上市規則第3.24條委任的合資格會計師為張立憲先生，HKICPA、AICPA、NYSSCPA。

(b) 本公司的註冊辦事處設於香港中環添美道一號中信大廈三十二樓。

(c) 本公司的股份過戶登記處為卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(d) 本通函的中、英文版本如有任何歧義，概以英文版本為準。

11. 備查文件

下列文件由本通函刊發日期起至二零零七年十月十二日止期間週日（星期六、日除外）辦公時間內，於本公司註冊辦事處可供查閱，地址為香港中環添美道一號中信大廈三十二樓：

(a) 本公司之公司組織章程大綱及細則；

(b) 本公司截至二零零六年十二月三十一日止兩個年度各年之經審核賬目；

(c) 本通函所載「獨立董事委員會函件」；

(d) 本通函所載「獨立財務顧問函件」；

(e) 補充協議；

(f) 原有工程總承包合同；

(g) 買賣協議；及

(h) 本通函。

5. 專業人士

(a) 於本通函提供意見的專業人士的資格如下：

名稱	資格
德國商業銀行	透過其香港分行經營，為香港法例第155章銀行業條例下的持牌銀行，根據證券及期貨條例可進行證券及期貨條例附表五所載第1類（證券交易）、第4類（就證券提供意見）及第6類（就機構融資提供意見）受規管活動的認可財務機構

(b) 德國商業銀行確認，並無於本集團任何成員公司擁有任何股權或認購或委派他人認購本集團任何成員公司證券的權利（不論可依法強制執行與否）。

(c) 德國商業銀行就本通函的刊發發出書面同意書，同意按本通函所載格式及涵義轉載其函件或報告（視情況而定）以及引述其名稱，且迄今並無撤回其同意書。

(d) 德國商業銀行就載入本通函發出的函件乃按於二零零七年九月二十四日發出為基準。

6. 服務合約

各董事概無與本集團任何成員公司訂立或建議訂立任何服務合約（並非於一年內屆滿或僱主可於一年內終止而毋須給予補償（法定補償除外）的合約）。

7. 競爭權益

據董事所知，概無董事或彼等各自的聯繫人士於與本集團業務競爭或可能構成競爭的業務中擁有權益。

8. 於資產及合約的權益

於最後實際可行日期，董事及彼等各自的聯繫人士，概無於本公司或其任何附屬公司自二零零六年十二月三十一日（本公司最近期已刊發經審核綜合財務報表的結算日）以來已收購或出售或租賃或建議收購或出售或租賃的任何資產中擁有任何直接或間接權益。

於最後實際可行日期，任何董事概無擁有與本集團業務有重大關係之合約或協定。

附屬公司名稱(為於中國成立及無股東大會概念的合營公司)(#)	股東名稱	於最後實際可行日期佔註冊資本百分比 (%)
雲南寶泰隆汽車服務有限公司	雲南中凱集團有限公司	20
江門市怡誠汽車銷售服務有限公司	譚德華先生	20
湛江市合榮汽車銷售服務有限公司	江門市華天實業投資有限公司	20
昆明合澤企業管理有限公司	雲南中凱集團有限公司	20
上海網富電子商貿有限公司	中國國際經濟諮詢公司	10
廣州合駿汽車貿易有限公司	李勵先生	10
廣州眾協汽車貿易有限公司	廣州市駿悦投資管理有限公司	20
昆明合達汽車銷售服務有限公司	廣州市駿悦投資管理有限公司	20

儘管本節已載列有關此等合營公司的資料，但根據有關法律在中國成立的合營公司的資本架構有別於本公司在其他司法地區成立的附屬公司，彼此對於股東大會的概念亦不盡相同。

4. 重大不利變動

除本通函披露者外，就董事所知，本集團自二零零六年十二月三十一日（即本公司最近期已刊發經審核賬目的結算日）以來的財務或交易狀況概無出現任何重大不利變動。

附屬公司名稱(為於中國成立及無股東大會概念的合營公司)(#)	股東名稱	於最後實際可行日期佔註冊資本百分比 (%)
江蘇泰富興澄特殊鋼有限公司	江陰鋼廠有限公司	10.60
	天水投資有限公司	11.62
江陰興澄鋼材有限公司	江陰鋼廠有限公司	11.70
江陰興澄儲運有限公司	江陰鋼廠有限公司	11.70
無錫興澄鋼材有限公司	江陰鋼廠有限公司	11.70
昆明大昌汽車服務有限公司	雲南客車廠	30
廣東大昌食品有限公司	廣東國際貿易旅游公司	30
上海大昌江南凰有限公司	上海市農業投資總公司	12.67
	上海浦東匯侖實業總公司	10.56
深圳中糧大昌食品有限公司	中糧集團(深圳)有限公司	30
中信泰富萬寧(聯合)開發有限公司	萬寧市土地開發整理儲備中心	20
江陰興澄置業有限公司	中聯投資有限公司	30
江門市合禮汽車銷售服務有限公司	江門市華天實業投資有限公司	10
雲南聯迪汽車服務有限公司	雲南中凱集團有限公司	20

本集團成員公司名稱	股東名稱	於最後實際可行日期佔已發行股份百分比 (%)
大昌行澳門供應鏈管理有限公司	CBA投資股份有限公司	35
大昌行澳門食品有限公司	CBA投資股份有限公司	35
大昌行澳門物流倉儲發展有限公司	CBA投資股份有限公司	35
大昌行供應鏈管理有限公司	卓代國際有限公司	20
華新控股有限公司	IBP Caribbean Inc.	34.91
新競有限公司	Perdue Farms Incorporated	40
恒順發有限公司	恒威投資有限公司	11.8
	偉倫有限公司	11.8
	梁銶琚先生(已故)	11.8
華聯豐有限公司	Marvel Sweet Management Ltd.	15
	偉倫有限公司	15
亞太互聯網交換中心有限公司	HKIX Hong Kong Ltd.	25
高樂置業有限公司	Marvel Sweet Management Ltd.	40
Goldenburg Properties Limited	Gorich Traders Limited	30
雲威投資控股有限公司	Rising Sun Investments Holdings Ltd.	38
Silver Wings Enterprises Inc.	Sumitomo Metals (Kokura), Ltd.	25

附屬公司名稱(為於中國成立及無股東大會概念的合營公司)(#)	股東名稱	於最後實際可行日期佔註冊資本百分比 (%)
無錫太湖景發展有限公司	無錫市國聯發展(集團)有限公司	30
無錫太湖苑置業有限公司	無錫市國聯發展(集團)有限公司	30
無錫太湖美生態環保有限公司	無錫市國聯發展(集團)有限公司	30

Power Corporation of Canada是一家由Gelco Enterprises Ltd.擁有54.18%的公司，而Gelco Enterprises Ltd.則由Nordex Inc.擁有94.95%權益，其餘下之權益則由Paul G. Desmarais先生擁有。Nordex Inc.乃由Paul G. Desmarais先生直接擁有68%及間接擁有32%的公司。因此，Power Corporation of Canada、Gelco Enterprises Ltd.、Nordex Inc.及Paul G. Desmarais先生在本公司之權益均彼此重疊。

(ii)　股份的淡倉：

名稱	本公司之股份數目	佔已發行股本百分比 (%)
中國中信集團公司	100,000,000	4.521
中信香港	100,000,000	4.521

此等淡倉與本公司主要股東(定義見上市規則)中信香港授予榮智健先生的購股權有關。

(iii)　於本集團其他成員公司的主要股權：

除本通函披露者外，於最後實際可行日期，據任何董事或本公司行政總裁所知悉，概無人士(董事或本公司行政總裁或彼等各自的聯繫人士或本集團成員公司除外)直接或間接擁有附有權利可於任何情況下在本集團任何其他成員公司的股東大會投票的任何類別股本面值10%或以上權益：

本集團成員公司名稱	股東名稱	於最後實際可行日期佔已發行股份百分比 (%)
Adwood Company Limited	Silverstone Assets Limited	30
新香港隧道有限公司	Kumagai International Limited	13.875
大昌－港龍機場地勤設備服務有限公司	港龍航空有限公司	30
CITIC Interlocal Pte. Ltd.	Kauri Wood Pte. Ltd.	30
大昌－港龍空運設備有限公司	Nordisk Asia Pacific Pte. Ltd.	30
大昌－港龍航材支援有限公司	港龍航空有限公司	30
亮億有限公司	Jungle Investment Limited	10
源森有限公司	RFC Management Limited	10
大昌行澳門商業顧問有限公司	CBA投資股份有限公司	35
大昌行澳門百貨有限公司	CBA投資股份有限公司	35

中信香港透過下列全資附屬公司，間接為本公司之主要股東：

中信香港之附屬公司名稱	本公司之股份數目	佔已發行股本百分比 (%)
Affluence Limited	46,089,000	2.084
Winton Corp.	30,718,000	1.389
Westminster Investment Inc.	101,960,000	4.610
Jetway Corp.	20,462,000	0.925
Cordia Corporation	32,258,064	1.458
Honpville Corporation	310,988,221	14.061
Hainsworth Limited	83,444,000	3.773
Southpoint Enterprises Inc.	10,000,000	0.452
Raymondford Company Limited	2,823,000	0.128

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited、Southpoint Enterprises Inc.及Raymondford Company Limited分別實益持有本公司之股份。因此，Honpville Corporation亦為本公司之主要股東。

中國中信集團公司為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation之直接控股公司；Kotron Company Ltd.為Cordia Corporation之直接控股公司。Affluence Limited為Man Yick Corporation之直接控股公司，而Man Yick Corporation則為Raymondford Company Limited之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.之直接控股公司。因此，中國中信集團公司在本公司之權益，與中信香港在本公司之權益重疊。中信香港在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Heedon Corporation在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Affluence Limited在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。Man Yick Corporation在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。Barnsley Investments Limited在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。Kotron Company Ltd.在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。

除上文所披露者外，在最後實際可行日期，各董事及中信泰富行政總裁概無在中信泰富或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中，擁有或被視作擁有(i)根據證券及期貨條例第XV部第7及第8分部（包括根據證券及期貨條例有關規定被認為或被視作擁有的權益及淡倉）必須向中信泰富及聯交所申報；或(ii)根據證券及期貨條例第352條必須列入該條所述中信泰富保存之登記名冊內；或(iii)根據上市規則所載上市公司董事進行證券交易的標準守則必須向中信泰富及聯交所申報的權益或淡倉。

3. 主要股東權益披露

在最後實際可行日期，據董事所知悉，以下人士（董事或中信泰富行政總裁除外）在中信泰富股份及相關股份中，擁有或被視作擁有根據證券及期貨條例第XV部第2及第3分部的規定必須向中信泰富披露的權益或淡倉或直接或間接擁有附帶權利可於任何情況下在本集團任何其他成員公司的股東大會上投票的任何類別股本面值10%或以上權益：

(i) 股份的權益：

名稱	本公司之股份數目	佔已發行股本百分比 (%)
中國中信集團公司	635,919,285	28.752
中信香港	635,919,285	28.752
Heedon Corporation	496,386,285	22.443
Honpville Corporation	310,988,221	14.061
Power Corporation of Canada	132,813,000	6.005
Gelco Enterprises Ltd.	132,813,000	6.005
Nordex Inc.	132,813,000	6.005
Paul G. Desmarais	132,813,000	6.005

董事姓名	授出日期	每股行使價港幣元	行使期	購股權相關股份	於最後實際可行日期佔已發行股份百分比 (%)
羅銘韜	01.11.2004	19.9	01.11.2004－31.10.2009	500,000	
	20.06.2006	22.1	20.06.2006－19.06.2011	800,000	
				1,300,000	0.059
王安德	01.11.2004	19.9	01.11.2004－31.10.2009	140,000	
	20.06.2006	22.1	20.06.2006－19.06.2011	500,000	
				640,000	0.029

附註： 該等購股權乃由本公司主要股東中信（香港集團）有限公司（「中信香港」）授出。

(iii) *於中信1616集團有限公司的股份權益：*

董事姓名	股份數目 個人權益（除非另外指明）	佔已發行股本百分比 (%)
莫偉龍	200,000 *（附註）*	0.011
周志賢	26,750	0.001

附註：信託權益

(iv) *於中信資本控股有限公司授出的購股權的權益：*

董事姓名	授出日期	每股行使價港幣元	行使期	購股權相關股份	於最後實際可行日期佔已發行股份百分比 (%)
李松興	02.03.2005	66.54	02.03.2007－01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008－03.04.2011	10,000	
				25,000	0.089
張立憲	02.03.2005	66.54	02.03.2007－01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008－03.04.2011	10,000	
				25,000	0.089
莫偉龍	02.03.2005	66.54	02.03.2007－01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008－03.04.2011	10,000	
				25,000	0.089

附註：

1. 法團權益。

2. 3,000,000股股份乃法團權益及45,000,000股股份乃信託權益。

3. 信託權益。

4. 1,050,000股股份乃個人權益；500,000股股份之法團權益及500,000股股份之家族權益彼此重疊。

5. 5,000,000 股股份乃法團權益及75,000股股份乃家族權益。

(ii) 購股權權益：

董事姓名	授出日期	每股行使價港幣元	行使期	購股權相關股份	於最後實際可行日期佔已發行股份百分比 (%)
榮智健	05.12.2005	20.5	05.12.2008－04.12.2010	100,000,000 *(附註)*	4.521
李松興	01.11.2004	19.9	01.11.2004－31.10.2009	1,000,000	
	20.06.2006	22.1	20.06.2006－19.06.2011	1,200,000	
				2,200,000	0.099
榮明杰	01.11.2004	19.9	01.11.2004－31.10.2009	500,000	
	20.06.2006	22.1	20.06.2006－19.06.2011	600,000	
				1,100,000	0.050
張立憲	01.11.2004	19.9	01.11.2004－31.10.2009	350,000	
	20.06.2006	22.1	20.06.2006－19.06.2011	800,000	
				1,150,000	0.052
莫偉龍	01.11.2004	19.9	01.11.2004－31.10.2009	1,000,000	
	20.06.2006	22.1	20.06.2006－19.06.2011	700,000	
				1,700,000	0.077
劉基輔	20.06.2006	22.1	20.06.2006－19.06.2011	700,000	0.032
周志賢	01.11.2004	19.9	01.11.2004－31.10.2009	500,000	
	20.06.2006	22.1	20.06.2006－19.06.2011	800,000	
				1,300,000	0.059

1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實，致使當中所載任何內容產生誤導。

2. 權益披露

(a) 董事及行政總裁的證券權益

在最後實際可行日期，各董事及中信泰富行政總裁在中信泰富或其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中，擁有(i)根據證券及期貨條例第XV部第7及第8分部（包括根據證券及期貨條例有關規定被認為或被視作擁有的權益及淡倉）必須向中信泰富及聯交所申報；或(ii)根據證券及期貨條例第352條必須列入該條所述中信泰富保存之登記名冊內；或(iii)根據上市規則所載上市公司董事進行證券交易的標準守則必須向本公司及聯交所申報的權益或淡倉如下：

(i) 股份的權益：

董事姓名	股份數目 個人權益 （除非另外指明）	佔已發行股本百分比 (%)
榮智健	406,381,000 *(附註1)*	18.374
范鴻齡	48,000,000 *(附註2)*	2.170
李松興	1,500,000	0.068
榮明杰	300,000	0.014
張立憲	480,000	0.022
莫偉龍	4,200,000 *(附註3)*	0.190
李士林	300,000	0.014
劉基輔	840,000	0.038
周志賢	536,000	0.024
羅銘韜	253,000	0.011
王安德	110,000	0.005
陸鍾漢	1,550,000 *(附註4)*	0.070
德馬雷	5,075,000 *(附註5)*	0.229
彼得•克萊特 *(德馬雷先生之替任董事)*	34,100	0.002

(iii) 補充工程總承包合同、其條款及據此擬進行的交易(包括年度上限)乃按對　貴公司而言不遜於MCC向其他獨立第三方提供之條款訂立;

(iv) 年度上限乃由董事經審慎周詳考慮後得出;及

(v) 補充工程總承包合同年期超過三年,就與Sino-Iron項目或Balmoral項目規模相當的工程項目而言屬一般慣例,

吾等認為,補充工程總承包合同(包括補充協議)及其項下擬進行的交易(包括經調整合同價格、年度上限及年期)屬公平合理,並符合　貴公司及股東整體利益。

此致

中信泰富有限公司
獨立董事委員會及列位股東　台照

代表
德國商業銀行香港分行

企業融資部主管－亞太區
陳嘉忠

企業融資部－亞太區
余志超

謹啟

二零零七年九月二十四日

誠如「董事會函件」所述，截至二零一一年十二月三十一日止五個年度各年的估計年度上限如下：

	截至十二月三十一日止財政年度				
	二零零七年	二零零八年	二零零九年	二零一零年	二零一一年
該等工程預期完工百分比	20%	30%	30%	15%	5%
年度上限 *(百萬美元)*	525	700	700	437.5	350
經調整合同價格百分比	30%	40%	40%	25%	20%

於評估年度上限的合理程度時，吾等曾與董事討論年度上限預測的相關基準及假設。 貴公司表示，年度上限乃經參考(i)該等工程預期完工百分比；(ii)將由MCC建設的基建設施的性質；及(iii) MCC完成的該等工程的潛在變化。

貴公司預測，採礦區將於二零零九年投產，該等工程絕大部分工作將於首三年進行。吾等注意到，經調整合同價格的付款乃參照該等工程中MCC所完成百分比釐定，故吾等認為 貴公司所釐定上述各項年度上限屬合理。

吾等注意到，年度上限總額高於經調整合同價格。董事確認，有關緩衝空間乃屬必需，以配合於無法預見的情況下MCC於施工期間進行該等工程中可能出現的任何變化。吾等認同董事見解，認為年度上限屬合理，並符合 貴公司及股東整體利益。

結論

經考慮以上主要因素及理由後，鑑於：

(i) 委聘建設公司承辦有關設計、建設生產／加工廠、設備、相關基建設施及配套設施的工作，為採礦業內常見一般慣例；

(ii) MCC具備所需專業技能及效率，以具成本效益的方式就Sino-Iron項目及Balmoral項目進行該等工程，對 貴集團於該兩個項目的權益均有利；

公用設施、供應物料及設備以及汽車運輸工具，合約為期10年；於澳洲上市的跨國資源公司BHP Billiton Limited擁有多項不同採礦業務的開發項目，該等項目估計開發年期由三年至五年不等。根據吾等的調查結果，吾等認為，工程項目的合約期按個別公司而定，該等項目的年期主要取決於多項因素，包括但不限於所安裝設施的種類及規模、採挖的礦物種類以及該等項目所在地質及氣候情況。

根據上文並考慮到：

(i) MCC及Sino-Iron根據補充協議協定有關該等工程的交付時間表；

(ii) 安裝設備後試運行所需時間及該等工程的保用期；

(iii) 補充工程總承包合同乃原有工程總承包合同的伸延，包括了對Balmoral項目的額外要求；

(iv) 此性質建設工程的完工時間表須取決於多項難以預測的因素，如天氣及地質狀況；及

(v) MCC就其他類似開採項目的施工期，

吾等認為，補充工程總承包合同的五年期屬合理，並確認此類合同之有關年期乃符合一般業務慣例。

6. 經調整合同價格之年度付款上限

年度上限指Sino-Iron須向MCC支付的金額，主要包括(i)按該等工程於約五年（完成所有該等工程預期所需時間）內的進度支付的經調整合同價格，將按月支付；及(ii)管理費。

5. 該等工程之年期

吾等注意到，MCC將需要約五年時間完成所有該等工程，超過上市規則第14A.35條所載三年期。

設立涉及開採業務的相關基建設施（如興建加工廠、運輸設施及其他配套設施）的年期，頗大程度上視乎有關地質複雜程度、環境狀況、開採業務規模及所用開採方法（如露天或地下開採）。董事表示，就60億噸磁鐵礦石的採礦區而言，其開採業務規模必須具備破碎站、選礦廠、球團廠及物料處理系統以及有關輸送系統、營地及其他配套基建設施等基建設施。吾等亦已與MCC管理層商討，並理解到彼等的工程項目年期一般視乎開採區內石礦的類型及大小、工程面積或將安裝的設施以及客戶的任何特定要求而定。吾等已獲MCC提供其他類似採礦項目（包括在中國年產量達4,500,000噸產品的鐵礦興建項目及在巴基斯坦伊斯蘭共和國年產量達17,000,000噸產品的銅礦項目）的工程合同，並注意到即使其各自生產能力遠少於補充協議項下年產量24,000,000噸產品，完成上述各項合同所需時間約為四年。該兩個項目均由MCC及與MCC並無關連之其他獨立第三方訂立。鑑於補充協議項下龐大項目產量，MCC管理層認為年期須為五年以完成補充協議訂明的興建年期。此外，MCC管理層已進一步確認，根據彼等在採礦項目的工程經驗及市場知識，設計生產能力大於上述兩個由MCC所承接項目的採礦項目合同年期超過三年，屬普遍情況，亦符合一般業務條款。

吾等另已審閱總數五間香港及澳洲從事採礦業務的上市公司之年報，並研究此大型工程項目為期五年對上述上市公司而言是否普遍。吾等注意到，儘管該等公司或會就採礦項目向其他承辦商分判工程項目，惟有關項目之種類、年期及服務規模大為不同。例如，聯交所主板上市公司兗州煤業股份有限公司由母公司分包提供

根據補充工程總承包合同，經調整合同價格分為六個部份，即開採部份（包括破碎站）、選礦廠部份、球團廠部份、物料輸送系統部份、營地部份以及基建設施及服務部份。補充協議訂明每個部份的合同價格，所用的相關設計、物料及部件、MCC將提供的服務設備及設施種類、建設標準及規格亦已根據該等工程的規格就每個部份清晰列明。吾等已審閱補充協議各部分，並與董事討論各部分所屬相關工程範疇。吾等注意到，補充協議內各工程部分，包括建築工程所用材料、相關報價以及服務與設施供應的其他相關報價等，乃經董事與MCC管理層審慎周詳磋商後，方始達成。吾等亦評估MCC將進行的工程範疇，並注意到合同價格上升完全由於同時就覆蓋Sino-Iron項目及Balmoral項目之開採設備及有關基建設施擴大工程範圍所致。吾等自　貴公司瞭解到，補充工程總承包合同包括的建設工程及服務設備屬採礦業內所有建設及工程公司可獲取的常見一般建設工程及服務設備。吾等亦獲悉，有關價格細分及該等工程的相關規格及標準乃經與MCC的管理層審慎磋商並由　貴集團管理層按MCC的經驗、該等工程的複雜程度及範圍擴大審慎評估後得出。MCC目前並無於澳洲訂立類似的建設合同，而補充工程總承包合同乃MCC於澳洲的首個工程項目。為就澳洲開採權與　貴公司維持長期策略關係，補充工程總承包合同訂明，倘MCC按更優惠條款承接澳洲其他公司任何同類建設工程，補充工程總承包合同現有條款將因應該等向其他方提供的優惠條款調整。吾等認為，有關條款對　貴公司及股東有利。

根據上述分析，吾等認為，經調整合同價格屬公平合理，並符合　貴公司及股東整體利益。

3. 訂立補充協議之原因及好處

誠如原有工程總承包合同公佈所述，MCC為一國際性建築公司，承辦多個國家（包括中國、巴西聯邦共和國、伊朗伊斯蘭共和國及委內瑞拉共和國）大型鐵礦項目的同類建設工程。董事認為，MCC有能力(i)在建設質量及安全管理方面均達到世界級水準的條件下接辦、完成及管理該等工程，及(ii)符合澳洲的相關法律及技術要求及澳洲就同類建設工程訂定的適用行業標準。董事亦向吾等表示，Balmoral項目的開採工程將於採礦區內與Sino-Iron項目同時進行，而Sino-Iron項目及Balmoral項目的地質狀況相同，兩個項目的發展將需要建設及安裝類似的基建設施，故兩個項目所用開採方法、加工、運輸、基建及配套設施因而亦相似。基於上文所述，加上就Sino-Iron項目及Balmoral項目整體進行有關建設工程產生的協同效益，包括但不限於時間及管理成本的減省，吾等認為，委聘MCC就該等工程進行原有工程總承包合同下相關建設工程，將可能為該等工程產生龐大規模經濟效益及營運效率，符合 貴公司及股東整體利益。

4. 經調整合同價格

根據補充協議，經調整合同價格最多1,750,000,000美元較合同價格最多約1,160,000,000美元增加約58%。董事確認，經調整合同價格乃經參考（其中包括）因加入Balmoral項目產生的工程範圍變動及額外建設需要後釐定，其中包括增添設備、工程服務及相關基建設施，以便將原有工程總承包合同所訂明年產量由12,000,000噸產品擴大至年產24,000,000噸產品，並有能力將年產量增至36,000,000噸產品。董事確認，經調整合同價格及管理費乃經與MCC按公平交易原則磋商釐定，合同價格與經調整合同價格間的差額，乃經參考原有工程總承包合同下協定有關Sino-Iron項目的該等工程的價格、項目的生產規模增加及該等工程就Balmoral項目的範圍增加後釐定。

根據Balmoral收購事項，倘　貴集團發現另外10億噸磁鐵礦石資源，　貴公司有責任完成Balmoral收購事項，惟須取得澳洲財政部長的有關同意方可作實。誠如通函中「董事會函件」一節所述，根據初步鑽探結果（尚待最終確定），採礦區蘊藏另外10億噸磁鐵礦石。於完成Balmoral收購事項之後，Balmoral將開始在採礦區開採，與Sino-Iron項目的開採工作同時進行。由於Balmoral項目必須設置所需的一切地質勘查、開採、加工、運輸、基建和配套設施以生產指定數量和質量的產品，貴集團因而訂立補充協議，增補原有工程總承包合同，加入有關Balmoral項目的額外工程，並調整修訂應向MCC支付的合同價格（「經調整合同價格」）。

2. 補充協議之條款

誠如通函所披露，補充協議旨在修訂原有工程總承包合同，加入有關該等工程的額外條款，並列明該等項目的若干施工規格，包括安裝自磨機及球磨機生產線及球團生產線。以下為摘錄自通函有關補充工程總承包合同所載條款的變動概要：

(i)　該等工程之範圍

根據補充協議，原有工程總承包合同的條款已作出修訂，以反映（其中包括）為符合Balmoral項目的額外需要而對該等工程範圍作出的改動。因此，該等工程將可滿足年產24,000,000噸鐵礦精礦粉及年產6,000,000噸球團的需要，且有能力將年產量增至36,000,000噸產品，有關產品包括精礦粉、球團及／或其他增值產品，如直接還原鐵。

(ii)　合同價格

根據補充協議，該等工程的代價已由不超過約1,106,000,000美元（約相當於港幣8,630,000,000元）調整至1,750,000,000美元（約相當於港幣13,655,000,000元）之金額。根據原有工程總承包合同及補充協議，合同價格乃上限金額，除非經原有工程總承包合同及補充協議之訂約方同意，否則合同價格不得調高。此外，Sino-Iron亦同意支付管理費。

吾等認為，吾等(i)向　貴公司取得一切所需資料時，已採取上市規則第13.80條規定之合理程序；及(ii)已審閱足夠資料，以就補充工程總承包合同及其條款以及據此擬進行的交易達致知情見解及為吾等之意見提供合理基礎。吾等並無理由懷疑有任何重大事實遭遺漏或隱瞞，吾等亦不知悉有任何事實或情況會導致吾等所獲提供之資料及陳述失實、不確或誤導。然而，吾等並無對　貴公司提供之資料進行任何獨立核證；亦無對　貴集團之業務及狀況作出獨立深入調查。

主要考慮因素

吾等於制定有關補充工程總承包合同下擬進行的交易之意見，及就向獨立董事委員會及股東提出獨立財務意見時，吾等曾考慮以下主要因素及原因：

1.　補充工程總承包合同之背景

根據　貴公司日期為二零零六年五月八日的通函（「五月通函」），　貴公司於二零零六年三月訂立多份協議，據此，　貴公司透過(i) Sino-Iron收購事項及Balmoral收購事項；及(ii)取得有關收購可開採額外40億噸磁鐵礦石權利的認購權，取得採礦區內蘊藏60億噸磁鐵礦石的開採權。採礦區位於西澳洲西皮爾巴拉(Pilbara)，鄰近Fortescue河河口。有關開採權、Sino-Iron收購事項、Balmoral收購事項及上述認購權的進一步詳情載於五月通函。

誠如　貴公司於二零零七年一月二十四日作出之公佈（「原有工程總承包公佈」）所披露，於收購開採權後，　貴公司一直不斷物色合適的專業公司，外判Sino-Iron項目於採礦區內基建設施的設計、施工、安裝及測試工作。於二零零七年一月二十四日，Sino-Iron與MCC訂立原有工程總承包合同，據此，MCC負責按不超過約1,106,000,000美元的金額，採購開採設備，並設計、施工及安裝破碎站、選礦廠、球團廠、物料輸送系統、營地及其他配套基建設施（合稱「該等工程」）。此外，Sino-Iron亦同意就MCC管理有關第三方承包商進行並非由MCC進行的工程，按有關價格的1%支付管理費（「管理費」）。

即有責任完成Balmoral收購事項，惟須取得澳洲財政部長的有關同意方可作實。根據初步鑽探結果（尚待最終確定），採礦區蘊藏另外10億噸磁鐵礦石。於完成Balmoral收購事項之後，Balmoral將開始在採礦區開採，與Sino-Iron項目的開採工作同時進行。由於Sino-Iron項目及Balmoral項目的開採工作將同時進行，Sino-Iron與MCC於二零零七年八月二十日訂立補充協議，修訂該等工程的範疇，以加入Balmoral項目的額外需要。

於二零零七年八月二十日，　貴公司的全資附屬公司Catak與MCC訂立買賣協議，據此，　貴集團同意出售及MCC同意購入　貴集團於Sino-Iron的20%股本權益。因此，MCC將成為Sino-Iron的主要股東，並成為上市規則第14A章所界定　貴公司的關連人士。根據上市規則第14A章，補充工程總承包合同下擬進行的交易將構成　貴公司的非豁免持續關連交易，須取得獨立股東批准。MCC已向　貴公司確認，其或其聯繫人士概無擁有任何股份權益。因此，並無股東須就補充工程總承包合同及其下擬進行的交易放棄表決。

董事會現由十八名董事組成，包括執行董事榮智健先生、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；非執行董事張偉立先生、德馬雷先生、常振明先生及彼得•克萊特先生（德馬雷先生的替任董事）；及獨立非執行董事何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。根據上市規則第13.39(6)條，全體非執行董事已組成獨立董事委員會，以就(i)補充工程總承包合同的條款，其中包括補充工程總承包合同的年期及年度上限（「年度上限」），是否屬一般慣例及一般商業條款以及公平合理與否；及(ii)　貴公司訂立補充工程總承包合同是否符合　貴公司及股東整體利益向股東提供推薦意見。吾等（德國商業銀行）獲委任為獨立財務顧問，就此向獨立董事委員會及股東提供意見。

於制定吾等之意見時，吾等依賴　貴公司向吾等提供之資料及事實。吾等假設通函所載或提述之所有資料、意見及陳述均屬真實、完整及準確，並已依賴此等資料、意見及陳述。吾等亦依賴　貴公司有關其經一切合理查詢及審慎考慮後作出的陳述，據其所深知及確信，通函並無遺漏其他事實或陳述，以致其中所載任何內容（包括本函件）有所誤導。吾等亦假設　貴公司向吾等提供及負全責之通函當中作出或提述之所有資料、聲明及陳述，於最後實際可行日期仍屬真實、完整及準確。

德國商業銀行

COMMERZBANK

（於德國聯邦共和國註冊成立之公眾有限公司）

香港分行

香港郵政總局信箱
11376號

中環遮打道3A號
香港會所大廈21樓

電話 28429666
電傳 66 400 cbk hk hx
傳真 28681414
swift代碼 COBAHK HX XXX

敬啟者：

涉及在採礦區興建基建設施的
持續關連交易

緒言

茲提述吾等獲委任為獨立財務顧問，就有關　貴公司於澳洲註冊成立的全資附屬公司Sino-Iron與MCC訂立的補充工程總承包合同向獨立董事委員會及股東提供意見。補充工程總承包合同（包括補充協議）詳情載於日期為二零零七年九月二十四日之通函（「通函」）中「董事會函件」一節內，而本函件為通函其中部分。除本文另有界定者外，本函件所用詞彙與通函所界定者具有相同涵義。

於二零零六年三月三十一日，　貴公司訂立多項協議，據此，　貴公司透過(i)收購Sino-Iron全部股本（「Sino-Iron收購事項」）及Balmoral全部股本（「Balmoral收購事項」）；及(ii)取得有關收購可開採額外40億噸磁鐵礦石權利的認購權，取得採礦區內蘊藏60億噸磁鐵礦石的開採權（「開採權」）。採礦區位於西澳洲西皮爾巴拉(Pilbara)區，鄰近Fortescue河河口。為於收購開採權後對採礦區基建設施進行設計、建設、安裝及測試工作，　貴集團於二零零七年一月二十四日與MCC訂立原有工程總承包合同，據此，MCC負責以不超過約1,106,000,000美元（約相當於港幣8,630,000,000元）的金額，採購開採設備，並設計、施工及安裝破碎站、選礦廠、球團廠、物料輸送系統、營地及其他配套基建設施。誠如通函中「董事會函件」一節所述，倘　貴公司發現另外10億噸磁鐵礦石，　貴公司

經考慮德國商業銀行於其意見函件所述所考慮的主要因素及原因以及其意見後，吾等認為，補充工程總承包合同及其所述交易之條款就股東利益而言屬公平合理，並符合本公司及股東整體利益。因此，吾等建議股東支持訂立補充工程總承包合同及其所述交易。

此致

列位股東 台照

中信泰富有限公司
獨立董事委員會
獨立非執行董事
何厚浠
韓武敦
陸鍾漢
何厚鏘
謹啟

二零零七年九月二十四日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

敬啟者:

持續關連交易

茲提述於二零零七年九月二十四日刊發之通函(「**通函**」)所載董事會函件,本函件為通函之其中部分。除文義另有所指外,通函所界定詞彙與本函件所用者具有相同涵義。

吾等獲委任組成獨立董事委員會,以考慮補充工程總承包合同及其所述交易,並就補充工程總承包合同及其所述交易是否公平合理以及股東應否批准補充工程總承包合同及其所述交易,向股東提供意見。德國商業銀行獲委聘就補充工程總承包合同的條款及其所述交易向獨立董事委員會及股東提供意見。

推薦意見

務請　閣下垂注董事會函件及德國商業銀行向獨立董事委員會及股東發出的函件,當中載有其就通函所載補充工程總承包合同及其所述交易向吾等出具之意見。

實益股東名稱	實益擁有的普通股數目	佔本公司於二零零七年八月十七日的已發行股本總額的百分比
中信(香港集團)有限公司(透過其全資附屬公司)	635,919,285	28.78%
擁有本公司股份權益的本公司主席及董事總經理	452,381,000	20.48%
Power Corporation of Canada(按證券及期貨條例的定義為本公司的主要股東，且本公司一名非執行董事為該公司的總裁)	144,406,000	6.53%
總計	1,232,706,285	55.79%

6. 推薦意見

務請 閣下垂注本通函所載獨立董事委員會函件，當中載有其就補充工程總承包合同及其所述交易向股東提供的推薦意見。

另請 閣下垂注獨立財務顧問就載入本通函發出的函件，當中載有其就補充工程總承包合同及其所述交易向獨立董事委員會及股東提出的意見，以及其達致有關意見時所考慮主要因素及原因。

經考慮德國商業銀行的意見後，獨立董事委員會認為，補充工程總承包合同的條款及其所述交易，以及截至二零一一年十二月三十一日止五個財政年度各年有關年度上限，對有關股東而言屬公平合理，並符合本公司及其股東整體利益。

此致

列位股東 台照

承董事會命
中信泰富有限公司
榮智健
主席
謹啟

二零零七年九月二十四日

董事認為補充協議乃按公平合理的一般商業條款訂立，並認為訂立補充協議符合本公司及其股東的整體最佳利益。

5. 上市規則的影響

於完成交易時，MCC將成為本公司旗下一間附屬公司的主要股東，因而成為本公司的關連人士（定義見上市規則第14A章）。由於合同價格須於五年的估計施工期內視乎該等工程的進度按月清付，根據上市規則第14A.35條，補充工程總承包合同及其所述交易構成本公司的不獲豁免持續關連交易，連同有關的年度上限，必須遵守上市規則第14A.45至48條有關申報、公佈及徵求獨立股東批准的規定。

MCC已向本公司確認，於最後實際可行日期，MCC及其聯繫人士概無擁有任何賦予權利可出席本公司股東大會及於會上投票的本公司股份。因此，並無任何本公司股東須就補充工程總承包合同放棄投票。

獨立董事委員會已獲委聘，以就補充工程總承包合同的條款及其所述交易向股東提供意見。德國商業銀行已獲委聘，就此向獨立董事委員會及股東提供意見，並就補充工程總承包合同的年期超逾三年是否符合一般慣例提供意見。

下列股東遵照上市規則第14A.43條作出書面批准補充工程總承包合同。該等股東於二零零七年八月十七日，即彼等作出書面批准當日，實益擁有1,232,706,285股股份，相當於本公司的已發行股本約55.79%。本公司已向聯交所申請該等股東屬「有密切聯繫的股東」（定義見上市規則第14.45條），而聯交所已向本公司授出豁免毋須嚴格遵守就批准補充工程總承包合同召開股東大會的規定。

根據補充協議，合同價格調整至1,750,000,000美元。經調整的合同價格乃按公平交易原則磋商釐定，並已計及MCC的經驗、該等工程的複雜程度及所增加範圍、Sino-Iron項目和Balmoral項目的工程要求，以及補充工程總承包合同的條款。經調整的合同價格須根據該等工程的進度按月清付。

經調整的合同價格構成Sino-Iron項目和Balmoral項目的估計資本開支總額（分別為1,370,000,000美元及1,100,000,000美元）的一部份，有關詳情已在本公司於二零零六年五月八日刊發的通函中披露，並如上文所述已獲本公司股東批准。

3. 年度上限

預期MCC完成全部該等工程所需時間約為五年，由訂立補充工程總承包合同起計。

合同價格視乎該等工程的完工進度支付。由於預期該等項目將於二零零九年開始投產出礦，大部份該等工程須於合同頭三年進行。以下為截至二零一一年十二月三十一日止五個財政年度估計須作支付的合同價格年度上限：

財政年度結算日期	**年度上限**	
	合同價格百分比	*百萬美元*
二零零七年十二月三十一日	30%	525
二零零八年十二月三十一日	40%	700
二零零九年十二月三十一日	40%	700
二零一零年十二月三十一日	25%	437.5
二零一一年十二月三十一日	20%	350

倘超出上述任何一項年度上限，本公司將在必要時另行刊發公佈及遵守上市規則。

4. 訂立補充協議的原因及好處

鑑於Balmoral項目具有發展潛質，必須設置所需的一切地質勘查、採礦、加工、運輸、基建和輔助設施以生產指定數量和質量的礦產，實為攸關重要。得到MCC參與該等項目，將可更妥善分配MCC與本集團的利益，並將產生規模經濟效益及顯著的營運效率及節省成本。

2. 補充工程總承包合同

補充協議

日期： 二零零七年八月二十日

立約方： (1) Sino-Iron

(2) MCC

主體：

補充協議列載修訂原有工程總承包合同的條款及有關該等工程的額外條款，亦列明該等項目的若干施工規格，包括安裝自磨機及球磨機生產線及球團生產線。原有工程總承包合同的有關詳情已於本公司於二零零七年一月二十四日的公佈中披露。

改變該等工程的範圍

根據補充協議，原有工程總承包合同的條款須作出修訂，以反映（其中包括）為符合Balmoral項目的額外要求而將由MCC 額外承辦的該等工程範圍。經變更的該等工程將可滿足年產24,000,000噸鐵礦精礦粉及年產6,000,000噸球團的需要，且有能力將年產量增至36,000,000噸鐵礦產品，該產品將包括精礦粉、球團及／或其他增值產品，如直接還原鐵。產品組合最終由Sino-Iron視乎市場需求作出決定，而於完成Balmoral收購事項之後，則分別由Sino-Iron及Balmoral決定。

合同價格

根據原有工程總承包合同，MCC根據該合同進行該等工程的造價估計為1,106,000,000美元，此乃上限金額，除非經雙方同意，否則合同價格不得調高。Sino-Iron亦同意支付有關價格的百分之一作為MCC管理有關第三方承包商所應得的管理費。於原有工程總承包合同的訂立日期，就董事在作出一切合理查詢後所深知、全悉及確信，MCC及其最終實益擁有人均為獨立第三者，與本公司及其關連人士並無關連。因此，原有工程總承包合同並不構成本公司的持續關連交易。

五月八日刊發的通函及本公司就與MCC訂立原有工程總承包合同而於二零零七年一月二十四日發表的公佈。收購開採權已根據上市規則第14.44條獲股東書面批准。

當本公司於採礦區發現另外10億噸磁鐵礦石資源，本公司有責任完成Balmoral收購事項，惟須取得澳洲財政部長的有關同意方可作實。根據初步鑽探結果（尚待最終確定），採礦區另蘊藏10億噸磁鐵礦石。於完成Balmoral收購事項之後，Balmoral將開始在採礦區進行開採，與Sino-Iron項目的開採工作同時進行。由於Sino-Iron項目及Balmoral項目需要建設及安裝類似的基建設施，若能整體地進行有關基建設施的設計、建設及安裝工作，將較具成本效益。

本公司亦不斷物色具備採礦專長的夥伴參與該等項目。

基於上述情況，董事會於二零零七年八月二十日宣佈，Sino-Iron與MCC就（其中包括）調整原有工程總承包合同所述該等工程的範圍以及調整合同價格至1,750,000,000美元訂立補充協議。

董事會於二零零七年八月二十日進一步宣佈，本公司的全資附屬公司Catak與MCC就出售本集團於Sino-Iron的20%權益訂立買賣協議，代價相當於本集團截至完成交易當日止就發展Sino-Iron項目而向Sino-Iron Holdings提供的全部資金（包括股本及股東貸款）連同利息的20%，惟須視乎Sino-Iron Holdings的完成審計結果作出調整。本集團於Sino-Iron的股權將因出售事項而減至80%。

於完成交易時，MCC將成為本公司旗下一間附屬公司的主要股東，因而成為本公司的關連人士（定義見上市規則第14A章）。由於合同價格須於五年的估計施工期內視乎該等工程的進度按月清付，根據上市規則第14A.35條，補充工程總承包合同及其所述交易構成本公司的不獲豁免持續關連交易，連同有關的年度上限，必須遵守上市規則第14A.45至48條有關申報、公佈及徵求獨立股東批准的規定。

本通函旨在向　閣下提供有關補充工程總承包合同及其所述交易的詳情、獨立董事委員會的推薦意見及獨立財務顧問就補充工程總承包合同及其所述交易的意見。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

董事:
榮智健 *(主席)*
范鴻齡 *(董事總經理)*
李松興 *(副董事總經理)*
榮明杰 *(副董事總經理)*
張立憲 *(副董事總經理)*
莫偉龍 *(執行董事)*
李士林 *(執行董事)*
劉基輔 *(執行董事)*
周志賢 *(執行董事)*
羅銘韜 *(執行董事)*
王安德 *(執行董事)*
張偉立*
何厚浠**
韓武敦**
陸鍾漢**
何厚鏘**
德馬雷*
常振明*
彼得•克萊特#

* *非執行董事*
** *獨立非執行董事*
\# *德馬雷的替任董事*

註冊辦事處:
香港
中環
添美道一號
中信大廈
三十二樓

敬啟者:

涉及在採礦區興建基建設施的
持續關連交易

1. 緒言

茲提述本公司就收購西澳洲若干開採權(構成本公司的主要交易)而於二零零六年

「補充協議」	指	Sino-Iron與MCC於二零零七年八月二十日分別就原有工程總承包合同的補充條款及該等項目的若干建設規格而訂立的補充協議及附函
「補充工程總承包合同」	指	根據補充協議加以補充的原有工程總承包合同
「美元」	指	美國的法定貨幣美元
「該等工程」	指	MCC根據補充工程總承包合同負責在採礦區進行的工程，包括採購開採設備、設計、施工及安裝破碎站、選礦廠、球團廠、物料輸送系統、營地及其他配套基建設施
「%」	指	百分比

美元兌港幣的概約匯率為1美元兌港幣7.8元，以資説明。

「採礦區」	指	根據西澳洲開採法批出的08/123、08/124及08/125號開採租約訂明的特定區域範圍
「原有工程總承包合同」	指	Sino-Iron與MCC於二零零七年一月二十四日訂立的工程總承包合同；據此，Sino-Iron聘請MCC負責（其中包括）設計、施工、安裝及試驗採礦區的若干基建設施
「中國」	指	中華人民共和國，就本通函而言，並不包括香港、中國澳門特別行政區及台灣
「該等項目」	指	Sino-Iron項目及Balmoral項目
「買賣協議」	指	Catak與MCC於二零零七年八月二十日就出售事項訂立的買賣協議
「銷售權益」	指	Sino-Iron Holdings已發行股本中的20%普通股及於完成交易日期的計息股東貸款連同應計利息的20%
「證券及期貨條例」	指	香港證券及期貨條例
「股份」	指	本公司股本中每股面值港幣0.40元的股份
「股東」	指	股份持有人
「Sino-Iron」	指	Sino-Iron Pty Ltd，於澳洲註冊成立的公司，由本公司全資擁有
「Sino-Iron Holdings」	指	Sino-Iron Holdings Pty Ltd，於澳洲註冊成立的公司，並為Sino-Iron的直接控股公司
「Sino-Iron項目」	指	從採礦區開採及採探磁鐵礦石，以及利用將由Sino-Iron建設或安裝的開採及加工設施或基建設施將磁鐵礦石加工成產品
「聯交所」	指	香港聯合交易所有限公司

「合同價格」	指	原有工程總承包合同或補充工程總承包合同(視乎情況適用而定)規定該等工程的合同價格
「董事」	指	本公司的董事
「出售事項」	指	Catak根據買賣協議的條款出售銷售權益
「本集團」	指	本公司及其附屬公司
「港幣」	指	香港的法定貨幣港幣
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	由全體獨立非執行董事(即何厚浠、韓武敦、陸鍾漢及何厚鏘)組成的獨立董事委員會,旨在就補充工程總承包合同及其所述交易向股東提供意見
「獨立財務顧問」或「德國商業銀行」	指	德國商業銀行(透過其香港分行經營),為銀行業條例下的持牌銀行及根據證券及期貨條例下的認可財務機構,可進行證券及期貨條例附表五所載第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)之受規管活動,並就補充工程總承包合同及其所述交易獲委任為獨立董事委員會及股東的獨立財務顧問
「最後實際可行日期」	指	二零零七年九月十七日,即本通函付印前就確定當中所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「MCC」	指	中國冶金科工集團公司,於中國註冊成立的公司

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人士」或「關連人士」	指	具上市規則所賦予涵義
「Balmoral」	指	Balmoral Iron Pty Ltd.，於澳洲註冊成立的公司
「Balmoral收購事項」	指	Balmoral Holdings根據由Mineralogy Pty Ltd.、Balmoral Holdings、本公司、Clive Frederick Palmer先生及Balmoral於二零零六年三月三十一日訂立的收購協議收購Balmoral全部股份
「Balmoral Holdings」	指	Balmoral Iron Holdings Pty Ltd.，於澳洲註冊成立的公司，由本公司全資擁有
「Balmoral項目」	指	從採礦區開採及採探磁鐵礦石，以及利用將由Balmoral建設或安裝的開採及加工設施或基建設施將磁鐵礦石加工成產品
「董事會／董事」	指	本公司的董事會／董事
「營業日」	指	香港持牌銀行於其正常辦公時間內開放經營一般銀行業務之日，惟星期六、星期日、公眾假期及於香港上午九時至下午五時的任何時間內懸掛八號熱帶氣旋警告訊號或「黑色暴雨警告訊號」之日除外
「Catak」	指	Catak Enterprises Corp.，於英屬維爾京群島註冊成立的公司，由本公司全資擁有
「中信泰富」或「本公司」	指	中信泰富有限公司，於香港註冊成立的公司，其股份在聯交所主板上市
「完成交易」	指	根據買賣協議完成出售事項

目　錄

頁次

此乃重要通函　請即處理

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有中信泰富有限公司股份，應立即將本通函交予買主或承讓人或經手買賣或轉讓之持牌證券交易商或註冊證券機構或其他代理人，以便轉交買主或承讓人。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

涉及在採礦區興建基建設施的

持續關連交易

獨立董事委員會及股東
之獨立財務顧問

COMMERZBANK

德國商業銀行香港分行

董事會函件載於本通函第5至10頁。獨立財務顧問（定義見內文）向獨立董事委員會（定義見內文）及股東（定義見內文）發出之意見函件載於本通函第13至22頁。獨立董事委員會函件載於本通函第11至12頁。任何人士對本身狀況如有任何疑問，務請徵詢專業意見。

二零零七年九月二十四日

RECEIVED

2007 OCT 23 A 8:24

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 3 OCTOBER 2007

At the extraordinary general meeting ("EGM") of CITIC Pacific Limited ("the Company") held on 3 October 2007, the ordinary resolutions for approving (1) the proposed spin-off of Dah Chong Hong Holdings Limited and (2) the pre-IPO share option scheme and the post-IPO share option scheme of Dah Chong Hong Holdings Limited were duly passed by the shareholders of the Company by way of poll voting.

Reference is made to the circular of the Company dated 17 September 2007 in relation to the proposed spin-off and separate listing of Dah Chong Hong Holdings Limited on the main board of The Stock Exchange of Hong Kong Limited and the proposed share option schemes of Dah Chong Hong Holdings Limited.

The board of directors of the Company is pleased to announce that at the EGM held on 3 October 2007, the ordinary resolutions for approving (1) the proposed spin-off of Dah Chong Hong Holdings Limited and (2) the pre-IPO share option scheme and the post-IPO share option scheme of Dah Chong Hong Holdings Limited were duly passed by the shareholders of the Company by way of poll voting.

The poll results taken at the EGM were as follows:-

ORDINARY RESOLUTIONS		Number of Votes "FOR" (%)	Number of Votes "AGAINST" (%)
1	To approve the proposed spin-off of Dah Chong Hong Holdings Limited.	1,453,823,052 (99.9957%)	63,000 (0.0043%)
2	To approve the pre-IPO share option scheme and the post-IPO share option scheme of Dah Chong Hong Holdings Limited.	1,224,303,425 (84.6229%)	222,472,512 (15.3771%)

As more than 50% of the votes were cast in favour of each of the above resolutions, all the resolutions were passed as ordinary resolutions at the EGM.

For and on behalf of
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 3 October 2007

Notes :

1. The total number of shares entitling the holder to attend and vote for or against the resolutions at the EGM was 2,211,784,160 shares. None of these 2,211,784,160 shares were the shares entitling the holder to attend and vote only against the resolutions at the EGM.

2. KPMG, Certified Public Accountants, was appointed as the scrutineer for the voting-taking at the EGM. The poll results were subject to scrutiny by KPMG, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by Tricor Tengis Limited, Share Registrars of CITIC Pacific Limited, to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

THIS LETTER AND THE DOCUMENTS ENCLOSED WITH IT ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to consult immediately your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

NOTHING IN THIS LETTER, THE ACCOMPANYING CD ROM CONTAINING THE PROSPECTUS OR THE ACCOMPANYING APPLICATION FORM CONSTITUTES AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF RESERVED SHARES, IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

THIS LETTER, THE ACCOMPANYING CD ROM CONTAINING THE PROSPECTUS AND THE ACCOMPANYING APPLICATION FORM ARE NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, NOR ARE THESE DOCUMENTS AN OFFER OF SHARES FOR SALE IN THE UNITED STATES. THE RESERVED SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD EXCEPT IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE US SECURITIES ACT. THERE WILL BE NO OFFER OF SHARES IN THE UNITED STATES. IN ADDITION, THE APPLICATION FORM AND THE PROSPECTUS MAY ONLY BE DISTRIBUTED IN CONNECTION WITH AN OFFSHORE TRANSACTION AS DEFINED IN, AND AS PERMITTED BY, REGULATION S UNDER THE US SECURITIES ACT.

THIS LETTER, THE ACCOMPANYING CD ROM CONTAINING THE PROSPECTUS AND THE ACCOMPANYING APPLICATION FORM MAY NOT BE FORWARDED OR DISTRIBUTED OR REPRODUCED (IN WHOLE OR IN PART) IN ANY MANNER WHATSOEVER IN ANY JURISDICTION WHERE SUCH FORWARDING, DISTRIBUTION OR REPRODUCTION IS NOT PERMITTED UNDER THE LAW OF THAT JURISDICTION. THIS LETTER, THE ACCOMPANYING CD ROM CONTAINING THE PROSPECTUS AND THE ACCOMPANYING APPLICATION FORM ARE ADDRESSED TO YOU PERSONALLY. ANY FORWARDING OR DISTRIBUTION OR REPRODUCTION OF THIS LETTER, THE ACCOMPANYING CD ROM CONTAINING THE PROSPECTUS OR THE ACCOMPANYING APPLICATION FORM IN WHOLE OR IN PART IS UNAUTHORIZED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE US SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

By accepting the CD ROM, you agree to be bound by the foregoing instructions. **Further, by accepting this letter and the documents enclosed with it, you acknowledge and agree to the following restrictions:** this letter and the documents enclosed with it, or any copy thereof, may not be taken or transmitted into the United States or any of its territories or possessions or distributed, directly or indirectly, in the United States or to any employee or affiliate of the recipient located therein.

The Securities and Futures Commission of Hong Kong (the "SFC"), The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this letter, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this letter.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

Directors:
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Carl Yung Ming Jie *(Deputy Managing Director)*
Leslie Chang Li Hsien *(Deputy Managing Director)*
Vernon Francis Moore *(Executive Director)*
Li Shilin *(Executive Director)*
Liu Jifu *(Executive Director)*
Chau Chi Yin *(Executive Director)*
Milton Law Ming To *(Executive Director)*
Wang Ande *(Executive Director)*
Willie Chang*
Hamilton Ho Hau Hay**
Alexander Reid Hamilton**
Hansen Loh Chung Hon**
Norman Ho Hau Chong**
André Desmarais*
Chang Zhenming*
Peter Kruyt▪

* *Non-executive Director*
** *Independent non-executive Director*
▪ *Alternate Director to André Desmarais*

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

4 October 2007

To: Qualifying Shareholders (as defined below)

Dear Sir or Madam,

Proposed spin-off of Dah Chong Hong Holdings Limited and the Preferential Offer

INTRODUCTION

We are writing further to CITIC Pacific's announcements dated 31 July 2007 and 14 September 2007, and the circular dated 17 September 2007 about the Proposed Spin-off and in connection with the Preferential Offer. Unless otherwise indicated herein, capitalised terms used in this letter shall have the same meanings given to them in the circular dated 17 September 2007.

Shareholders at the Extraordinary General Meeting convened for approving the Proposed Spin-off have approved the transaction.

Under the terms of the Preferential Offer, the Qualifying Shareholders are entitled to subscribe on an assured basis at the Offer Price **for one Reserved Share for every whole multiple of 25 existing Shares held by them** as at 4:30 p.m. on the Record Date (i.e. 3 October 2007).

The preliminary indicative price range per DCH Share under the Global Offering is between HK$4.55 and HK$5.88 (excluding brokerage fee, SFC transaction levy and the Stock Exchange trading fee).

The application lists will close at 12:00 noon on 9 October 2007 (Hong Kong time).

THE PREFERENTIAL OFFER

For the purpose of the Preferential Offer, we enclose the following documents for your attention:

- a CD ROM containing the Prospectus

- a **BLUE** application form with personalised information

The contents of the Prospectus and the specimen **BLUE** application form in electronic format on the CD ROM are identical with the contents of the Prospectus and the **BLUE** application form in printed form (save for the personalised information which is printed on the PRINTED **BLUE** application form but which is not included in the specimen **BLUE** application form on the CD ROM).

You should read the Prospectus for detailed information about the Preferential Offer before deciding whether or not to invest in the securities mentioned thereunder. The Prospectus will also be posted on the Stock Exchange's website at www.hkex.com.hk.

HOW TO OBTAIN A PRINTED COPY OF THE PROSPECTUS OR A REPLACEMENT BLUE APPLICATION FORM

In order to apply for Reserved Shares under the Preferential Offer, you are required to complete the **BLUE** application form.

If you do not have access to a personal computer and so are unable to view the electronic format of the Prospectus or would rather have a printed copy of the Prospectus, you may obtain a printed copy of the Prospectus, or a replacement **BLUE** application form, from the Registrar, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong during normal business hours from 9:00 a.m. on 4 October 2007 to 12:00 noon on 9 October 2007.

In addition, you may obtain copies of the Prospectus in printed form from any of the receiving bank branches listed in the Prospectus and in DCH Holdings' formal notice in respect of the Hong Kong Public Offer and the Preferential Offer.

Should you require a replacement **BLUE** application form and/or printed versions of the Prospectus, have any queries on the procedures for taking up Reserved Shares under the Preferential Offer or have any problem using the CD ROM, the Registrar should be contacted at its hotline on (852) 2980-1333 during normal business hours from 9:00 a.m. on 4 October 2007 to 12:00 noon on 9 October 2007. Please note, however, that the Registrar cannot advise on the merits of the Preferential Offer or on whether or not you should take up any entitlement under the Preferential Offer.

As the listing of the shares of DCH Holdings on the Stock Exchange is subject to, among others, the approval from the Stock Exchange and the underwriters' obligations under the underwriting agreements becoming unconditional and not terminated, you are reminded to exercise extreme caution when dealing in the securities of CITIC Pacific.

Yours faithfully,
For and on behalf of the Board
CITIC Pacific Limited
Larry Yung Chi Kin
Chairman

由於大昌行的股份於聯交所上市須待(其中包括)聯交所批准及包銷商在包銷協議項下的責任成為無條件及並無終止後，方可作實。故此　閣下於買賣中信泰富證券時，務請審慎行事。

此致

列位合資格股東(定義見上文)　台照

承董事會命
中信泰富有限公司
榮智健
主席
謹啟

二零零七年十月四日

光碟所載的招股章程及**藍色**申請表格樣本的電子版本與招股章程及**藍色**申請表格的印刷版本具有相同內容(惟**藍色**申請表格的印刷版本列印個人資料，而光碟所載的**藍色**申請表格樣本並不包含該等資料)。

務請 閣下細閱招股章程有關優先發售的詳細資料，然後方決定是否投資於其項下所述的證券。招股章程亦將於聯交所網站www.hkex.com.hk登載。

如何索取招股章程的印刷版本或藍色申請表格的補發版

閣下如欲申請優先發售項下的預留股份，應填妥**藍色**申請表格。

倘 閣下無法使用個人電腦，以致無法閱覽招股章程的電子版本，或 閣下欲索取招股章程的印刷版本，可於二零零七年十月四日上午九時正至二零零七年十月九日中午十二時正，在股份過戶登記處卓佳登捷時有限公司(地址：香港灣仔皇后大道東28號金鐘匯中心26樓)索取招股章程的印刷版本或**藍色**申請表格的補發版。

此外， 閣下亦可在招股章程內及大昌行的香港公開發售及優先發售的正式公告內所載的任何收款銀行分行索取招股章程的印刷版本。

倘 閣下需要**藍色**申請表格的補發版及／或招股章程的印刷版本、對接納優先發售項下的預留股份的程序有任何疑問，或對使用光碟有任何疑問，可由二零零七年十月四日上午九時正至二零零七年十月九日中午十二時正的一般營業時間內致電股份過戶登記處熱線(852) 2980-1333與其聯絡。然而，敬請注意，股份過戶登記處不可就優先發售的好處或 閣下應否接納優先發售項下的任何配額提供意見。

緒言

繼中信泰富就分拆建議及優先發售於二零零七年七月三十一日及二零零七年九月十四日刊發的公佈及於二零零七年九月十七日刊發的通函後，本公司發出進一步函件。除本函件另有界定外，本函件所使用詞彙與二零零七年九月十七日刊發的通函具有相同意義。

股東已於就批准分拆建議而召開的股東特別大會批准該交易。

根據優先發售的條款，合資格股東有權按於記錄日期(即二零零七年十月三日)下午四時三十分**每持有25股現有股份的完整倍數可認購1股預留股份的**保證基準，以發售價認購預留股份。

全球發售項下每股大昌行股份的初步指示價範圍介乎港幣4.55元至港幣5.88元(不包括經紀佣金、證監會交易徵費及聯交所交易費)。

將於二零零七年十月九日中午十二時正(香港時間)截止辦理認購登記申請。

優先發售

本公司就優先發售隨附以下文件，敬希垂注：

- 載有招股章程的光碟
- 附有個人資料的**藍色**申請表格

本函件及隨附文件乃屬要件　　敬請　閣下立即處理

閣下如對應採取的行動有任何疑問，應立刻諮詢　閣下的股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

本函件、隨附載有招股章程的光碟或隨附申請表格的內容概不構成要約出售或邀請要約購買，在該要約、邀請或出售屬違法之任何司法權區，亦不得進行任何預留股份的出售。

本函件、隨附載有招股章程的光碟及隨附申請表格不可直接或間接於美國派發或送達美國，該等文件亦非提呈股份在美國發售。預留股份不曾及不會根據美國證券法登記，除根據美國證券法S規例進行的離岸交易外，預留股份不可提呈發售或出售。股份亦不會於美國提呈發售。此外，申請表格及招股章程僅可在美國證券法S規例所界定及准許的離岸交易中派發。

倘任何司法權區的法律不允許在該司法權區內傳閱、分派或複製本函件、隨附載有招股章程的光碟及隨附申請表格，則不得以任何方式於該司法權區傳閱或分派或複製本函件、隨附載有招股章程的光碟及隨附申請表格的全部或部分。本函件、隨附載有招股章程的光碟及隨附申請表格僅供寄發予　閣下。任何傳閱或分派或複製本函件、隨附載有招股章程的光碟或隨附申請表格的全部或部分均屬未經授權。若未能遵守此項指示，可能導致違反美國證券法或其他司法權區的適用法律。

閣下一經接納光碟，即同意接受前述指示約束。**此外，　閣下接納本函件及隨附文件，即表示　閣下聲明及同意以下限制**：本函件及隨附文件或其任何複製本不可攜帶或送往美國或其任何領土或屬土，或直接或間接在美國分派，或分發予位於美國境內的收件人的任何僱員或聯繫人。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：267)

董事：
榮智健*(主席)*
范鴻齡*(董事總經理)*
李松興*(副董事總經理)*
榮明杰*(副董事總經理)*
張立憲*(副董事總經理)*
莫偉龍*(執行董事)*
李士林*(執行董事)*
劉基輔*(執行董事)*
周志賢*(執行董事)*
羅銘韜*(執行董事)*
王安德*(執行董事)*
張偉立*
何厚浠**
韓武敦**
陸鍾漢**
何厚鏘**
德馬雷*
常振明*
彼得•克萊特#

*　*非執行董事*
**　*獨立非執行董事*
\#　*德馬雷的替任董事*

註冊辦事處：
香港
中環
添美道一號
中信大廈
三十二樓

敬啟者：

建議分拆大昌行集團有限公司
及優先發售

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended September 30, 2007

RECEIVED

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

2007 OCT 23 A 8:25

From : CITIC Pacific Limited
(Name of Company)

Stella Chan Chui Sheung Tel No.: 2820-2111
(Name of Responsible Official)

Date : October 5, 2007

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	—	—	—
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,211,204,160	—	—
Increase/(~~Decrease~~) during the month	560,000	—	—
Balance at close of the month :	2,211,764,160	—	—

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____	Please refer to the attached sheet.					
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ____ 2.______ *Subscription price:* *HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :		Issue and allotment Date :			
Placing	Price :		Issue and allotment Date:			
Bonus Issue			Issue and allotment Date:			
Scrip Dividend			Issue and allotment Date :			
Repurchase of share			Cancellation Date :			
Redemption of share			Redemption Date :			
Consideration issue	Price:		Issue and allotment Date :			
Others (please specify)	Price:		Issue and allotment Date :			
	Total No. of ~~ordinary shares/preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:					560,000

Remarks : ____________________

Authorised Signatory:

Name : Stella Chan Chui Sheung
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

(D) Details of Movement :

SHARE OPTIONS Type	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$19.90	5,760,000	--	540,000	--	5,220,000	540,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$22.10	9,629,000	--	20,000	--	9,609,000	20,000

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From 日 DD	月 MM	年 YYYY	至 To 日 DD	月 MM	年 YYYY
14	09	2007	02	10	2007

3 本次股份分配的總款額 Totals of this Allotment

		貨幣單位 Currency	款額 Amount
(註 Note 8)	已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	216,000
	已繳及應繳的溢價總額 [第5A(a).5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	10,618,000

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	884,713,664

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: 2918 4838
電郵地址 E-mail Address: -
檔號 Reference: -

請勿

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

09/10/2007 16:04:47
Submission No.: 224059798/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$10,618.00

Receipt No.	Method	Amount(HKD)
242240096078	Chq	$10,618.00

Total Paid $10,618.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	500,000	HKD0.40	HK$19.90	Nil	HK$19.50	9,750,000
Shares	40,000	HKD0.40	HK$22.10	Nil	HK$21.70	868,000

(註 Note 9) B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

表格 Form **SC1**

公司編號 Company Number

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Yuen Kee Tong	c/o 8/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	500,000	
Meng Chen	32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	20,000	
Tse Tak Fai	32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	20,000	
	各類別股份分配的總數 Total Shares Allotted by Class	540,000	Nil

簽署 Signed : [signature]

姓名 Name : Chan Chui Sheung, Stella

~~董事 Director／~~秘書 Secretary *

日期 Date : 9th October 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

END